Tandy Leather Factory

10K

Tandy Leather Factory Annual Report
2006

Tandy Leather Factory

Tandy Leather Factory, Inc.
2006 Annual Report

To our fellow stockholders...

2006 was another good year for Tandy Leather Factory in many ways. 2006 was our 8th year of consecutive sales gains and our 10th year of consecutive gross profit margin improvement. We ended the year with 110% more cash in the bank than at the end of 2005. We're more than half way through our domestic expansion plan, ending the year with 62 Tandy Leather retail stores in place.

A few of our 2006 accomplishments are worth noting:

- 2006 sales grew by almost 9% over 2005.
- Our consolidated operating income grew three times faster than our sales.
- Our stock price crossed the $8 mark for the first time in the company's history.

Our Retail Leathercraft division, which consists of the expanding Tandy Leather retail store chain, continues to be the primary driver of growth for us, and we expect that to continue for the foreseeable future. We opened twelve new stores in 2006. As of April 1, 2007, we have announced five new store openings so far in 2007 and expect to open another seven before the end of the year.

Our Leather Factory wholesale stores, which together with our National Account sales group comprise our Wholesale Leathercraft division, continue to perform as expected. Our internal sales growth target for the wholesale stores is 2-4% annually and they generally manage to meet that target year after year. The sales gain in 2006 for our 29 Leather Factory stores was 2.5% - not very exciting but stable and reliable. Our National Account sales group has struggled over the last several years to achieve any type of consistency. Our relationships with our customers are good and we value the business. Due to the buying patterns of the customer, it can be difficult to achieve steady sales gains month after month.

Our plans for the next several years are to continue opening Tandy Leather retail stores. We still believe that we can grow the Tandy Leather retail store chain to 100-120 profitable stores domestically. We just completed the 5th year of our plan of opening new retail stores and we remain committed to our strategy as was described in our December 2001 press release announcing our expansion plans: "We will not leverage our future to open these stores. Our plan is to open Tandy stores from cash flow and profits generated from operations. The speed at which we open these stores will be dependent on future earnings." We have executed well as operating income has increased every year since 1999 and we have no debt.

As of the time of this writing, we've just completed the first quarter of 2007 and frankly, it has not been a great quarter for us. Although we've achieved sales gains each month, the gains have not been what we expected. As we think back over the years we've spent in this business, we can remember being in this situation several times before – some days, sales come easy; other days, best efforts don't seem to produce results. While we're analyzing and questioning every effort, process, and product, we also remain committed to the things we know create positive results for us: special attention to customer service, both in person and otherwise, demonstrations at trade shows and conventions, holding leathercraft classes in our stores, taking the time to show one more person how to do leathercraft. The continued promotion of leathercraft will create customers for us which in turn will generate sales. We also continue to remind ourselves that we've been spoiled in recent years with some incredible sales gains month after month. While all of us would like that to continue indefinitely, we also know that it's unrealistic. With that said, we are confident that 2007 will be another good year for Tandy Leather Factory. We're building a solid customer base and have a great group of store managers who know how to take good care of them. If history is any indication, we believe those continued efforts will pay off eventually.

Please consider yourselves personally invited to the 2007 Annual Meeting of Stockholders. We would appreciate the opportunity to meet and visit with you in person. Thank you for your continued support and commitment to Tandy Leather Factory, Inc.

Wray Thompson
Wray Thompson
Chairman of the Board
March 2007

Ron Morgan
Ron Morgan
Chief Executive Officer & President





This Annual Report includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements broadly involve our current expectations for future results. Our forward-looking statements generally relate to financial results, growth strategies, product development, competitive strengths, and sales efforts. Words such as "anticipate", "believe, "could", "estimate", "expect", "intend", "may", "plan", "possible", "project", "should", or similar expressions generally identify our forward-looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, are forward-looking statements.

Our ability to actually achieve results consistent with our current expectations depends significantly on certain factors that may cause actual future results to differ materially from our current expectations. We caution you to consider carefully the specific risk factors discussed in the enclosed annual report of Form 10-K and our other reports filed with the Securities and Exchange Commission from time to time. These factors, in some cases, have affected, and in the future (together with other unknown factors) could affect, our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by such forward-looking statements. We cannot assure you that any expectation, estimate or projection contained in a forward-looking statement can be achieved. It is not possible to foresee or identify all factors that may affect our forward-looking statements, and you should not consider any list of such factors to be an exhaustive list of all risks, uncertainties or potentially inaccurate assumptions affecting such forward-looking statements.

You are also cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. As a general policy, we do not intend to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period _______ to _______

Commission File Number 1-12368

Tandy Leather Factory, Inc.

(exact name of registrant as specified in its charter)

Delaware	**75-2543540**
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)
3847 East Loop 820 South, Fort Worth, Texas	**76119**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (817) 496-4414

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.0024	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [ ] No [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $47,230,588 at June 30, 2006 (the last business day of its most recently completed second fiscal quarter). At March 15, 2007, there were 10,919,568 shares of the registrant's common stock outstanding.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 22, 2007, are incorporated by reference in Part III of this report.

[Left blank intentionally]

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

We are a retailer and wholesale distributor of a broad line of leather and related products, including leather, leatherworking tools, buckles and adornments for belts, leather dyes and finishes, saddle and tack hardware, and do-it-yourself kits. We also manufacture leather lacing and kits. During 2006, our consolidated sales totaled $55.2 million of which approximately 10.9% were export sales. We maintain our principal offices at 3847 East Loop 820 South, Fort Worth, Texas 76119. Our common stock trades on the American Stock Exchange under the symbol "TLF."

Our company was founded in 1980 as Midas Leathercraft Tool Company, a Texas corporation. Midas' original business activity focused on the distribution of leathercraft tools. In addition, the founders of Midas entered into a consulting agreement with Brown Group, Inc., a major footwear retailer, as a result of their proposal to develop a multi-location chain of wholesale stores known as "The Leather Factory." In 1985, Midas purchased the assets of The Leather Factory from Brown Shoe Group, which then consisted of six wholesale stores.

In 1993, we changed our name to "The Leather Factory, Inc.", then reincorporated in the state of Delaware in 1994. In 2005, we changed our name to Tandy Leather Factory, Inc.

Our Development in Recent Years

Our expansion of the wholesale chain occurred via the opening of new stores as well as numerous acquisitions of small businesses in strategic geographic locations including the acquisition of our Canadian distributor, The Leather Factory of Canada, Ltd., in 1996. By 2000, we had grown to twenty-seven Leather Factory stores located in the United States and two Leather Factory stores in Canada. In November 2000, we acquired the operating assets of two subsidiaries of Tandycrafts, Inc. to form Tandy Leather Company. In 2002, we began opening retail stores under the "Tandy Leather" name. During that year, Tandy Leather purchased four independent leathercraft retail stores and opened another ten. We also opened our thirtieth Leather Factory store - our third in Canada. In 2003, we opened twelve Tandy Leather retail stores. In 2004, we purchased three independent leathercraft retail stores and opened an additional nine stores in the U.S. We also opened another store in Canada which is operating as a Tandy Leather retail store. In November 2004, we acquired all of the issued and outstanding shares of capital stock of Heritan Ltd. and its parent, our primary Canadian competitor, headquartered in Barrie, Ontario. The acquisition resulted in an additional three retail stores in Canada, bringing the total locations in Canada to seven - three Leather Factory stores and four Tandy Leather stores. In 2005, we opened eight Tandy Leather retail stores. In 2006, we opened eleven Tandy Leather retail stores and converted one wholesale store to a retail store.

At December 31, 2005, we operated twenty-nine wholesale stores operating under the Leather Factory name (26 in the U.S. and 3 in Canada) and sixty-two retail stores operating under the Tandy Leather name (58 in the U.S. and 4 in Canada). We also own and operate Roberts, Cushman and Company, Inc., a manufacturer of custom hat trims.

Our growth, measured both by our net sales and net income, occurs as a result of the increase in the number of stores we have and the increase from year to year of the sales in our existing stores. The following tables provide summary information concerning the additions of facilities for our Leather Factory wholesale stores and Tandy Leather retail stores in each of our fiscal years from 1999 to 2006.

STORE COUNT
YEARS ENDED DECEMBER 31, 1999 through 2006

	Leather Factory wholesale stores			Tandy Leather retail stores		
Year Ended	Opened	Conversions(1)	Total	Opened (2)	Closed	Total
Balance Fwd			22			N/A
1999	4	0	26			N/A
2000	2	0	28	1*	0	1
2001	2	0	30	0	0	1
2002	1	(1)	30	14	1*	14
2003	0	0	30	12	0	26
2004	0	0	30	16	0	42
2005	0	0	30	8	0	50
2006	0	(1)	29	12	0	62

(1) Leather Factory wholesale store converted to a Tandy Leather retail store.
(2) Includes conversions of Leather Factory wholesale stores to Tandy Leather retail stores.
(*) The Tandy Leather operation began as a central mail-order fulfillment center in 2000 that we closed in 2002.

No single customer's purchases represent more than 10% of our total sales in 2006. Sales to our five largest customers combined to represent 9.5%, 9.4% and 10.6%, respectively, of consolidated sales in 2006, 2005 and 2004. While management does not believe the loss of one of these customers would have a significant negative impact on our operations, it does believe the loss of several of these customers simultaneously or a substantial reduction in sales generated by them could temporarily affect our operating results.

Our Operating Divisions

We service our customers primarily through the operation of three divisions. We identify those divisions based on management responsibility and customer focus. The Wholesale Leathercraft division consists of twenty-nine Leather Factory stores of which 26 are located in the United States and three are located in Canada. As of March 1, 2007, the Retail Leathercraft division consists of 65 Tandy Leather retail stores of which 61 are located in the United States and four are located in Canada. Both of these divisions sell leather and leathercraft-related products. Our third business segment, referred to as "Other," consists of our hatband manufacturer, Roberts, Cushman & Company, Inc.

Wholesale Leathercraft

The Wholesale Leathercraft operation distributes its broad product line of leather and leathercraft-related products in the United States and internationally through Leather Factory stores. This segment had net sales of $31.0 million, $31.0 million and $30.6 million for 2006, 2005 and 2004, respectively.

General We operate Leather Factory stores in 20 states and three Canadian provinces. The centers range in size from 2,600 square feet to 19,800 square feet, with the average size of a store being approximately 6,000 square feet. The type of premises utilized for Leather Factory locations is generally light industrial office/warehouse space in proximity to a major freeway or with other similar access. This type of location typically offers lower rents compared to other more retail-oriented locations.

Business Strategy The Leather Factory business concept centers around the wholesale distribution of leather and related accessories to retailers, manufacturers, and end users. Our strategy is that a customer can purchase the leather, related accessories and supplies necessary to complete his project from one place. The size and layout of the centers are planned to allow large quantities of product to be displayed in an easily accessible and visually appealing manner. Leather is displayed by the pallet where the customer can see and touch it, assessing first-hand the numerous sizes, styles, and grades offered. The location of the stores is selected based on the location of customers, so that delivery time to customers is minimized. A two-day maximum delivery time for phone, internet and mail orders is our goal.

Leather Factory stores serve customers through various means including walk-in traffic, phone and mail order. We also employ a distinctive marketing tactic in that we maintain an internally-developed target customer mailing list for use in our aggressive direct mail advertising campaigns. We staff Leather Factory stores with experienced managers whose compensation is tied to the operating profit of the store they manage. Sales are generated by the selling efforts of the store personnel, our direct mail advertising, our website (www.leatherfactory.com), our participation at trade shows and, on a limited basis, the use of sales representative organizations. The sales representative organizations consist of companies located in specific geographic areas that represent numerous companies in a similar industry. These organizations call on customers and show multiple products from more than one vendor at a time.

Customers Leather Factory's customer base consists of individuals, wholesale distributors, tack and saddle shops, institutions (prisons and prisoners, schools, hospitals), western stores, craft stores and craft store chains, other large volume purchasers, manufacturers, and retailers dispersed geographically throughout the world. Wholesale sales constitute the majority of our Leather Factory business, although retail customers may purchase products from Leather Factory stores. Leather Factory sales generally do not reflect significant seasonal patterns.

Our Authorized Sales Center ("ASC") program was developed to create a presence in geographical areas where we do not have a wholesale store. An unrelated person operating an existing business who desires to become an ASC must apply with Leather Factory and upon approval, place a minimum initial order. There are also minimum annual purchase amounts to which the ASC must adhere in order to maintain ASC status. In exchange, the benefits to the ASC are free advertising in various sale flyers produced and distributed by us, price breaks on many products, advance notice of new products, and priority shipping and handling on all orders. Leather Factory stores service 155 ASC's: 89 located in the U.S., 47 located in Canada, and 19 located outside North America.

Merchandise Our products are generally organized into thirteen categories. We carry a wide assortment of products including leather, lace, hand tools, kits, and craft supplies. We operate a light manufacturing facility in Fort Worth whose processes generally involve cutting leather into various shapes and patterns using metal dies. The factory produces approximately 20% of our products and also assembles and repackages product as needed. Products manufactured in our factory are distributed through our stores under the Tejas™ brand name. We also distribute product under the Tandy Leather™ and Dr. Jackson's™ brands. We develop new products through the ideas and referrals of customers and store personnel as well as the tracking of fads and trends of interest in the market. Our personnel walk trade shows and various specialty stores with the purpose of obtaining product ideas that are then developed in-house.

We offer an unconditional satisfaction guarantee to our customers. Simply stated, we will accept product returns for any reason. We believe this liberal policy promotes customer loyalty. We offer credit terms to our non-retail customers, upon receipt of a credit application and approval by our credit manager. Generally, our open accounts are net 30 days.

During 2006 and 2005, Wholesale Leathercraft division sales by product category were as follows:

Product Category	2006 Sales Mix	2005 Sales Mix
Belts strips and straps	2%	2%
Books, patterns, videos	1%	1%
Buckles	4%	4%
Conchos^	4%	4%
Craft supplies	5%	5%
Custom tools and hardware	1%	1%
Dyes, finishes, glues	5%	5%
Hand tools	12%	12%
Hardware	8%	8%
Kits	7%	8%
Lace	14%	13%
Leather	34%	34%
Stamping tools	3%	3%
	100%	**100%**

^A concho is a metal adornment attached to clothing, belts, saddles, etc., usually made into a pattern of some southwestern or geometric object.

In addition to meeting ordinary operational requirements, our working capital demands are a product of the need to maintain a level of inventory sufficient to fill customer orders as they are received with minimal backorders and the time required to collect our accounts receivable. Because availability of merchandise and prompt delivery time are important competitive factors for us, we maintain higher levels of inventory than our smaller competitors. For additional information regarding our cash, inventory and accounts receivable at the end of 2006 and 2005, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Suppliers We currently purchase merchandise and raw materials from 100-150 vendors dispersed throughout the United States and in approximately 20 foreign countries. In 2006, our ten largest vendors accounted for approximately 80% of our inventory purchases.

Because leather is sold internationally, market conditions abroad are likely to affect the price of leather in the United States. Outbreaks of mad cow and hoof-and-mouth disease (or foot-and-mouth disease) in any part of the world can influence the price of the leather we purchase. As such an occurrence is beyond our control, we cannot predict when and to what extent we could be affected in the future. Aside from increasing purchases when we anticipate price increases (or possibly delaying purchases if we foresee price declines), we do not attempt to hedge our inventory costs.

Overall, we believe that our relationships with suppliers are strong and do not anticipate any material changes in these supplier relationships. Due to the number of alternative sources of supply, the loss of any of these principal suppliers would not have a material impact on our operations.

Operations Hours of operations vary by location, but generally range from 8:00 am to 6:00 pm Monday through Friday, and from 9:00 am to 4:00 pm on Saturdays. The stores maintain uniform prices, except where lower prices are necessary to meet local competition.

Competition Most of our competition comes in the form of small, independently-owned retailers who in most cases are also our customers. We estimate that there are a few hundred of these small independent stores in the United States and Canada. We compete on price, availability of merchandise, and delivery time. While there is competition in connection with a number of our products, to our knowledge there is no direct competition affecting our entire product line. Our large size relative to most competitors gives us the advantage of being able to purchase large volumes and stock a full range of products.

Distribution The Leather Factory stores receive the majority of their inventory from our central warehouse located in Fort Worth, Texas, although occasionally, merchandise is shipped directly from the vendor. Inventory is shipped to the stores from our central warehouse once a week to meet customer demand without sacrificing inventory turns. Customer orders are filled as received, and we do not have backlogs.

We attempt to maintain the optimum number of items in our product line to minimize out-of-stock situations against carrying costs involved with such an inventory level. We generally maintain higher inventories of imported items to ensure a continuous supply. The number of products offered changes every year due to the introduction of new items and the discontinuance of others. We carry approximately 2,700 items in the current lines of leather and leather-related merchandise. All items are offered in both the Leather Factory and Tandy Leather stores.

Expansion Leather Factory's expansion across the United States has been fairly consistent since we purchased the original six stores in 1985. We opened our thirtieth store in August 2002. We converted one Leather Factory store to a Tandy Leather store in 2006, reducing the number of Leather Factory stores to twenty-nine. While we do not believe there is a significant and immediate opportunity for expansion of the Leather Factory distribution system in terms of opening additional locations, we do believe expansion could be achieved by acquiring companies in related areas/markets which offer collaborative advantages based on the local markets and/or the product lines of the businesses.

Retail Leathercraft

Our Retail Leathercraft division consists of a growing chain of retail stores operating under the name, Tandy Leather. Tandy Leather Company, established in 1919 as Hinkley-Tandy Leather Company, is the oldest and best-known supplier of leather and related supplies used in the leathercraft industry. We offer a product line of quality tools, leather, accessories, kits and teaching materials. This segment had net sales of $22.5 million, $18.0 million and $13.5 million for 2006, 2005 and 2004, respectively.

General As of March 1, 2007, the Tandy Leather retail chain has 65 stores located in 31 states and three Canadian provinces with plans to reach 100 to 120 stores as opportunities arise over the next several years. The stores range in size from 1,200 square feet to 3,800 square feet, with the average size of a store being approximately 2,000 square feet. The type of premises utilized for a Tandy Leather store is generally an older strip shopping center located at well-known crossroads, making the store easy to find.

Business Strategy Tandy Leather has long been known for its reputation in the leathercraft industry and its commitment to promoting and developing the craft through education and customer development. Our commitment to this strategy is evidenced by our re-establishment of the retail store chain throughout the United States following our acquisition of the assets of Tandy Leather in 2000. We continue to broaden our customer base by working with various youth organizations and institutions where people are introduced to leathercraft, as well as hosting classes in our stores.

The retail stores serve walk-in, mail and phone order customers as well as orders generated from its website, www.tandyleather.com. Tandy Leather stores are staffed by knowledgeable sales people whose compensation is based, in part, upon the profitability of their store. Sales by Tandy Leather are driven by the efforts of the store staff, trade shows, and our direct mail and e-mail marketing program.

Customers Individual retail customers are our largest customer group, representing more than 65% of Tandy Leather's 2006 sales. Youth groups, summer camps, schools, and a limited number of wholesale customers complete our customer base. Like Leather Factory, Tandy fills orders as they are received, and there is no order backlog. Tandy maintains reasonable amounts of inventory to fill these orders. Tandy Leather's retail store operations historically generate slightly more sales in the 4th quarter of each year (30-32%) while the other three quarters remain fairly even at 23-25% per quarter.

Merchandise Our products are generally organized into thirteen categories. We carry a wide assortment of products including leather, hand tools, kits, dyes & finishes, and stamping tools.

During 2006 and 2005, Retail Leathercraft division sales by product category were as follows:

Product Category	2006 Sales Mix	2005 Sales Mix
Belts strips and straps	5%	5%
Books, patterns, videos	2%	3%
Buckles	4%	4%
Conchos	4%	4%
Craft supplies	3%	3%
Dyes, finishes, glues	7%	7%
Hand tools	16%	16%
Hardware	7%	6%
Kits	11%	12%
Lace	4%	4%
Leather	31%	30%
Stamping tools	6%	6%
	100%	**100%**

As indicated above, the products sold in our Tandy Leather stores are also sold in our Leather Factory stores. Therefore, the discussion above regarding Leather Factory products, their sources and the working capital requirements for the Wholesale Leathercraft division also apply to the Tandy Leather stores. Sales at Tandy Leather stores are generally cash transactions or through national credit cards. We also sell on open account to selected wholesale customers including schools and other institutions and small retailers. Our terms are generally net 30 days. Like Leather Factory, Tandy Leather has an unconditional return policy.

Operations Hours of operation are 9:00 am to 6:00 pm Monday through Friday, and from 9:00 am to 4:00 pm on Saturdays. In addition, most of the stores stay open late one night a week for leathercrafting classes taught in the stores. Selling prices are uniform throughout the Tandy Leather store system.

Competition Our competitors are generally small local craft stores that carry a limited line of leathercraft products. Several national retail chains that are customers in our Wholesale Leathercraft division also carry leathercraft products on a very small scale relative to their overall product line. To our knowledge, our retail store chain is the only one in existence solely specializing in leathercraft.

Distribution The Tandy Leather stores receive their inventory from our central warehouse located in Fort Worth, Texas. The stores generally restock their inventory once a week with a shipment from the warehouse. Retail Leathercraft's inventory turns are higher than Wholesale Leathercraft's because the Wholesale Leathercraft calculation includes the central warehouse inventory whereas the Retail Leathercraft calculation includes only the inventory in the Tandy Leather retail stores.

Expansion We intend to expand the Tandy Leather retail store chain to 100 to 120 stores throughout North America at an average rate of approximately 12 stores per year. Fourteen stores were opened in 2002; twelve stores were opened in 2003; sixteen were opened in 2004 (including four in Canada); eight were opened in 2005, and twelve were opened in 2006. Ten of the 65 stores opened to date were independent leathercraft stores that we acquired. Separately, these acquisitions are not material. The other fifty-five stores have been *de novo* stores opened by us. In 2007, we plan to open 12 retail stores. Three stores have been opened in 2007 as of March 1st.

Other

Roberts, Cushman, founded in 1856, produces made-to-order trimmings for the headwear industry. This segment had net sales of $1.7 million, $1.6 million, and $2.0 million for 2006, 2005 and 2004, respectively.

Business Strategy Roberts, Cushman has long been considered one of the leaders in the field of headwear trimmings. It designs and supplies exclusive trimmings for all types of hats. Trims are sold to hat manufacturers directly. We do not employ an outside sales force. Instead, customers visit our facilities and, with the review of previous designs, incorporate their ideas into a customized product. The customer is provided samples or photographs of each design before they leave the premises. These samples can then be used as a sales tool to obtain hat orders from their customers. This "design-on-site" process is unique in the industry.

Customers We design and supply trims for approximately 50 of the headwear manufacturers worldwide, supplying customized trims, ribbons, buckle sets, name pins, feathers, and other items. Our success in developing and maintaining long-standing relationships with our customers is due primarily to our ability to deliver quality products in a timely manner. Our backlog of in-house orders from customers as of February 20, 2007 was $110,000, which approximates thirty days of sales. Roberts, Cushman's sales generally do not reflect significant seasonal patterns.

The working capital requirements of this operation are dictated by the amounts needed to meet current obligations, purchase raw material and allow for collection of accounts receivable. Roberts, Cushman provides sufficient cash flow to satisfy these requirements.

Merchandise Our hat bands are generally produced from leather, ribbon, or woven fabrics, depending on the style of hat. They are created by cutting leather and/or other materials into strips, and then enhancing the trim by attaching conchos and/or three-piece buckle sets, braiding with other materials, and finishing the end or borders by stitching or by lacing with leather lace. We also supply custom-designed buckles and conchos, feathers for dress hats, and name pins, separate from hat bands. Roberts, Cushman purchases components from over 25 vendors, located predominately in the United States. In 2006, our top 10 vendors (in dollars purchased) represented approximately 45% of its total purchases. Products are sold on terms that generally range from net 30 to net 90 days. Because our products are custom-designed, we do not accept product returns, except in the case of defective merchandise.

Expansion Cushman has been successful in providing a very specific product line directly to headwear manufacturers. Given the current industry conditions, we do not believe there is much potential for expansion, other than to capture additional market share.

Additional Information

Compliance With Environmental Laws Our compliance with federal, state and local environmental protection laws has not had, and is not expected to have, a material effect on our capital expenditures, earnings or competitive position.

Employees As of December 31, 2006, we employed 412 people, 310 of whom were employed on a full-time basis. We are not a party to any collective bargaining agreements. Overall, we believe that relations with employees are good.

Intellectual Property We own approximately 20 registered trademarks, including federal trade name registrations for "The Leather Factory" and "Tandy Leather Company." We also own approximately 20 registered foreign trademarks worldwide.

We own approximately 500 registered copyrights in the United States covering more than 600 individual works relating to various products. We also own several United States patents for specific belt buckles and leather-working equipment. These rights are valuable assets and we defend them as necessary.

International Operations Information regarding our revenues from the United States and abroad and our long-lived assets are found in Note 13 to our Consolidated Financial Statements, *Segment Information*.

Our Website and Availability of SEC Reports We file reports with the Securities and Exchange Commission ("SEC"). These reports include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these filings. The public may read any of these filings at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. In addition, the public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, the SEC maintains an Internet site that contains reports, proxy and information statements and other information concerning us. You can connect to this site at http://www.sec.gov.

Our corporate website is located at http://www.tandyleatherfactory.com. We make copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and any amendments filed with or furnished to the SEC available to investors on or through our website free of charge as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. Our SEC filings can be found on the Investor Relations page of our website through the "SEC Filings" link. In addition, certain other corporate governance documents are available on this website through the "Corporate Governance" link.

Executive Officers of the Registrant

The following table sets forth information concerning our executive officers.

Name and Age	Position and Business Experience During Past Five Years	Served as Officer Since
J. Wray Thompson, 75	Chief Executive Officer from June 1993 to December 2006; President from June 1993 to January 2001	1993
Ronald C. Morgan, 59	Chief Executive Officer since January 2007; President since January 2001; Chief Operating Officer since June 1993	1993
Shannon L. Greene, 41	Chief Financial Officer since May 2000; Controller from January 1998 to May 2000	2000
Robin L. Morgan, 56	Vice President of Administration since June 1993	1993

Wray Thompson has served as our Chairman of the Board since June 1993. He served as Chief Executive Officer from June 1993 to December 2006. He also served as President from June 1993 to January 2001. Mr. Thompson was a co-founder of the company.

Ronald C. Morgan has served as our President since January 2001 and has served as Chief Operating Officer and director since June 1993. He was appointed as our Chief Executive Officer in January 2007 following the resignation of Wray Thompson. Mr. Morgan was also a co-founder of the company. Mr. Morgan is married to Robin L. Morgan, our Vice President.

Shannon L. Greene has served as our Chief Financial Officer and Treasurer since May 2000. She was appointed to serve on the Board of Directors in January 2001. Ms. Greene is also our Chief Accounting Officer. From September 1997 to May 2000, Ms. Greene served as our Controller and Assistant Controller. Ms. Greene also is a member of our Employees' Stock Ownership Plan (ESOP) Committee and is a certified public accountant. Her professional affiliations include the American Institute of Certified Public Accountants, the Texas Society of Certified Public Accountants and its Fort Worth chapter, the Fort Worth Association for Financial Professionals, the National Investor Relations Institute, and the Financial Executives International.

Robin L. Morgan has served as our Vice President of Administration and Assistant Secretary since June 1993. Ms. Morgan is responsible for import, banking, and procurement for our import product lines and maintains all inventory costs. She administers our insurance programs and serves as chairman of our ESOP committee. Ms. Morgan is married to Ronald C. Morgan, our CEO and President.

All officers are elected annually by the Board of Directors to serve for the ensuing year.

We have two stock option plans – an incentive stock option plan for key management personnel and a non-qualified stock option plan for our outside directors. Both plans expired in 2005. At expiration, there were 20,000 unoptioned shares from the 1995 Stock Option Plan and 24,000 unoptioned shares from the 1995 Directors Non-Qualified Stock Option Plan. The expiration of the plans has no effect on the options previously granted. There were no changes to the exercise prices of the outstanding options under these two plans during 2006.

ITEM 1A. RISK FACTORS

Certain risk factors that may affect our business, financial condition, results of operations and cash flows, or that may cause our actual results to vary from the forward-looking statements contained in this Annual Report on Form 10-K are set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, under the caption, "Forward-Looking Statements," in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

We lease all of our premises and believe that all of our properties are adequately covered by insurance. The properties leased by our Wholesale Leathercraft (Leather Factory stores) and Retail Leathercraft (Tandy Leather stores) divisions are described in Item 1 in the description of each segment. Our Fort Worth location, which includes the Fort Worth Leather Factory store, our central warehouse and manufacturing facility, the sales, advertising, administrative, and executive offices, and the administrative offices of Roberts, Cushman, consists of 115,000 square feet and leases for $427,000 per year. The lease expires in March 2008. We also lease a 284 square-foot showroom in the Denver Merchandise Mart for $5,908 per year. This lease will expire in October 2008. The following table summarizes the locations of our leased premises on a state and province basis as of December 31, 2006:

State	Wholesale Leathercraft	Retail Leathercraft	Other
Alabama	-	1	-
Arizona	2	2	-
Arkansas	-	1	-
California	3	6	-
Colorado	1	3	-
Connecticut	-	1	-
Florida	1	3	-
Georgia	-	1	-
Idaho	-	1	-
Illinois	1	1	-
Indiana	-	2	-
Iowa	1	-	-
Kansas	1	-	-
Kentucky	-	1	-
Louisiana	1	-	-
Maryland	-	1	-
Michigan	1	1	-
Minnesota	-	2	-
Missouri	1	2	-
Montana	1	-	-
Nebraska	-	1	-
Nevada	-	2	-
New Mexico	1	2	-
New York	-	1	-
North Carolina	-	2	-
Ohio	1	1	-
Oklahoma	-	2	-
Oregon	1	-	-
Pennsylvania	1	1	-
Tennessee	1	2	-
Texas	5	9	1
Utah	1	2	-
Virginia	-	1	-
Washington	1	2	-
Wisconsin	-	1	-
Canadian locations:			
Alberta	1	1	-
British Columbia	-	1	-
Manitoba	1	-	-
Ontario	1	2	-

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation in the ordinary course of business but are not currently a party to any material pending legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of our security holders during the fourth quarter of our fiscal year ended December 31, 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the American Stock Exchange using the symbol TLF. The high and low prices for each calendar quarter during the last two fiscal years are as follows:

2006	High	Low	2005	High	Low
4th quarter	$8.30	$6.30	4th quarter	$7.23	$4.15
3rd quarter	$6.90	$5.75	3rd quarter	$5.65	$4.30
2nd quarter	$8.30	$6.40	2nd quarter	$4.95	$3.25
1st quarter	$7.40	$5.79	1st quarter	$3.79	$3.20

There were approximately 509 stockholders of record on March 10, 2007.

We have never declared or paid any cash dividends on the shares of our common stock. Our Board of Directors has historically followed a policy of reinvesting our earnings in the expansion of our business. This policy is subject to change based on future industry and market conditions, as well as other factors.

The following table sets forth information regarding our equity compensation plans (including individual compensation arrangements) that authorize the issuance of shares of our common stock. The information is aggregated in two categories: plans previously approved by our stockholders and plans not approved by our stockholders. The table includes information for officers, directors, employees and non-employees. All information is as of December 31, 2006.

Plan Category	Column (a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)
Equity compensation plans approved by stockholders	296,200	$2.05	-
Equity compensation plans not approved by stockholders	98,300	3.65	-
TOTAL	561,000	$2.39	44,000

For additional information, see Note 11 to our Consolidated Financial Statements, *Stockholders' Equity.*

Stockholder Return Performance Graph

The line graph below compares the yearly percentage change in our cumulative five-year total stockholder return on our common stock with the Standard & Poor's SmallCap 600 Index and the S&P Specialty Stores Index. The graph assumes that $100 was invested on December 31, 2001 in our common stock, the Standard & Poor's SmallCap 600 Index, and the S&P Specialty Stores Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
Tandy Leather Factory, Inc.


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
S & P Smallcap 600
The Leather Factory, Inc.
S & P Specialty Stores

Company Name / Index	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06
TANDY LEATHER FACTORY	100	162.50	232.69	170.67	329.33	387.98
S&P SMALLCAP 600 INDEX	100	85.37	118.48	145.32	156.48	180.14
S&P SPECIALTY STORES	100	88.89	119.69	125.92	148.72	180.78

Data Source: Research Data Group, Inc., San Francisco, CA

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below are derived from and should be read in conjunction with our Consolidated Financial Statements and related notes. This information should also be read in conjunction with "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations." Data in prior years has not been restated to reflect acquisitions, if any, that occurred in subsequent years.

Income Statement Data, Years ended December 31,	**2006**	**2005**	**2004**	**2003**	**2002**
Net sales	$55,199,021	$50,719,574	$46,146,284	$41,712,191	$39,728,615
Cost of sales	23,566,251	21,964,530	20,706,239	19,020,292	18,393,914
Gross profit	31,632,770	28,755,044	25,440,045	22,691,899	21,334,701
Operating expenses	24,565,056	23,181,633	21,181,599	18,594,240	17,202,927
Operating income	7,067,714	5,573,411	4,258,446	4,097,659	4,131,774
Operating income per share - basic	$0.65	$0.52	$0.40	$0.40	$0.41
Operating income per shares - diluted	$0.64	$0.51	$0.39	$0.38	$0.38
Other (income) expense	(98,391)	(134,502)	44,800	125,169	311,917
Income (loss) before income taxes	7,166,105	5,707,913	4,213,646	3,972,490	3,819,857
Income tax provision (benefit)	2,389,039	1,994,199	1,559,605	1,232,116	1,224,868
Income (loss) before cumulative effect of change in accounting principle	4,777,066	3,713,714	2,654,041	2,740,374	2,594,989
Cumulative effect of change in accounting principle	-	-	-	-	(4,008,831)
Net income (loss)	$4,777,066	$3,713,714	$2,654,041	$2,740,374	$(1,413,842)
Earnings (loss) per share	$0.44	$0.35	$0.25	$0.27	$(0.14)
Earnings (loss) per share- *assuming dilution*	$0.43	$0.34	$0.24	$0.25	$(0.13)
Weighted average common shares outstanding for:					
Basic EPS	10,807,316	10,643,004	10,543,994	10,323,549	10,063,581
Diluted EPS	11,113,855	10,976,240	10,957,518	10,861,305	10,761,670

Balance Sheet Data, as of December 31,	**2006**	**2005**	**2004**	**2003**	**2002**
Cash and cash equivalents	$6,739,981	$3,215,727	$2,560,202	$1,728,344	$101,557
Total assets	31,916,635	25,680,473	22,167,163	19,058,406	19,675,602
Capital lease obligation, including current portion	111,723	245,789	379,857	1,134	7,691
Long-term debt, including current portion	-	-	505,154	1,792,984	4,213,533
Total Stockholders' Equity	$26,323,243	$21,257,857	$17,310,233	$14,509,493	$11,170,062

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We intend for the following discussion to provide you with information that will assist you in understanding our financial statements, the changes in key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how particular accounting principles affect our financial statements. This discussion also provides information about the financial results of the various segments of our business so you may better understand how those segments and their results affect our financial condition and results of operations as a whole. Finally, we have identified and discussed trends known to management that we believe are likely to have a material effect.

This discussion should be read in conjunction with our financial statements as of December 31, 2006 and 2005 and the two years then ended and the notes accompanying those financial statements. You are also urged to consider the information under the caption "Summary of Critical Accounting Policies."

Summary

We are the world's largest specialty retailer and wholesale distributor of leather and leathercraft-related items. Our operations are centered on operating retail and wholesale stores. We have built our business by offering our customers quality products in one location at competitive prices. The key to our success is our ability to grow our base business. We grow that business by opening new locations and by increasing sales in our existing locations. We intend to continue to expand both domestically, in the short-term, and internationally, in the long-term.

We operate in three segments. First, Wholesale Leathercraft, consisting of our Leather Factory stores and our national account group, is the largest source of revenues ($31.0 million in 2006). This division has generally offered steady but modest increases in sales. Sales in 2006 declined 0.1%, short of our target of annual sales growth of 2% to 4%. The decrease in sales to national accounts in 2006 accounted for the shortfall. Excluding national account sales, the stores produced a sales gain of 2.7% for 2006.

Since acquiring its assets in 2000, we have focused on re-establishing Tandy Leather as the operator of retail leathercraft stores. These retail stores comprise our second segment, Retail Leathercraft. Because of growth here, this segment has experienced the greatest increases in sales ($22.5 million in 2006, up from $18.0 million in 2005). Our business plan calls for opening an average of 12 stores annually as we work toward a goal of 100+ stores from 64 stores at the end of 2006.

We refer to our third segment as "Other". It consists of Roberts, Cushman, a supplier of trimmings for headwear. Its operations are not material to us. In 2002, we wrote off the goodwill related to our investment in Roberts, Cushman in connection with an accounting change.

On a consolidated basis, a key indicator of costs, gross margin as a percent of total net sales, increased in 2005 and again in 2006, reflecting a number of factors including more retail sales with higher profit margins. Operating expenses as a percent of total net sales in 2006 decreased 1.2% from 2005. Operating expenses were down 0.2% as a percentage of total net sales in 2005 when compared with 2004.

We reported consolidated net income for 2006 of $4.8 million. Consolidated net income for 2005 and 2004 was $3.7 million and $2.7 million, respectively. We have used our cash flow to fund our operations, to fund the opening of new Tandy Leather stores and to eliminate our bank debt. At the end of 2006, our stockholders' equity had increased to $26.3 million from $21.3 million the previous year.

Comparing the December 31, 2006 balance sheet with the prior year's, we increased our investments in inventory ($17.2 million from $15.7 million) and accounts receivable ($2.6 million from $2.2 million), while total cash increased to $6.7 million from $3.2 million. In addition to cash on hand, we have a $3 million bank line of credit, of which none was drawn on December 31, 2006.

Net Sales

Net sales for the three years ended December 31, 2006 were as follows:

Year	Wholesale Leathercraft	Retail Leathercraft	Other	Total Company	Total Company Increase from Prior Year
2006	**$31,068,188**	**$22,520,461**	**$1,610,372**	**$55,199,021**	**8.8%**
2005	$31,046,268	$18,023,214	$1,650,092	$50,719,574	9.9%
2004	$30,630,122	$13,515,662	$2,000,500	$46,146,284	10.6%

Our net sales grew by 8.8% in 2006 when compared with 2005 and 9.9% in 2005 when compared with 2004. These annual increases resulted primarily from our Retail Leathercraft expansion program.

Costs and Expenses

In general, our gross profit as a percentage of sales (our gross margin) fluctuates based on the mix of customers we serve, the mix of products we sell, and our ability to source products globally. Our negotiations with suppliers for lower pricing are an on-going process and we have varying degrees of success in those endeavors. Sales to retail customers tend to produce higher gross margins than sales to wholesale customers due to the difference in pricing levels. Therefore, as retail sales increase in the overall sales mix, higher gross margins tend to follow. Finally, there is significant fluctuation in gross margins between the various merchandise categories we offer. As a result, our gross margins can vary depending on the mix of products sold during any given time period.

For 2006, our cost of sales decreased as a percentage of total net sales when compared to 2005, resulting in an overall increase of 0.6% in our consolidated gross margin from 56.7% in 2005 to 57.3% in 2006. Similarly, our total cost of sales as a percentage of our total net sales had decreased for 2005 when compared to 2004 resulting in an overall increase in consolidated gross margin of 1.6% from 55.1% for 2004 to 56.7% in 2005. These increases in gross margin were primarily due to increased retail sales over the three years.

Our gross margins for the three years ended December 31, 2006 were as follows:

Year	Wholesale Leathercraft	Retail Leathercraft	Other	Total Company
2006	**56.13%**	**60.79%**	**32.09%**	**57.31%**
2005	55.20%	61.82%	27.89%	56.69%
2004	53.82%	61.77%	30.31%	55.13%

Our operating expenses decreased 1.2% as a percentage of total net sales to 44.5% in 2006 when compared with 45.7% in 2005 which indicates that our sales grew faster than our operating expenses. Significant expense fluctuations in 2006 compared to 2005 are as follows:

Expense	**2006 amount**	**Incr (decr) over 2005**
Employee compensation & benefits	$13.3 million	$1.1 million
Rent & utilities	3.5 million	300,000
Supplies	800,000	200,000
Contributions	-	(200,000)
Legal & professional fees	300,000	(100,000)

Our operating expenses decreased 0.2% as a percentage of total net sales to 45.7% in 2005 when compared with 45.9% in 2004. Significant expense fluctuations in 2005 compared to 2004 are as follows:

Expense	2005 amount	Incr (decr) over 2004
Employee compensation & benefits	$12.2 million	$1.2 million
Rent & utilities	3.2 million	300,000
Advertising & marketing	3.3 million	600,000
Property insurance	400,000	(150,000)
Legal & professional fees	400,000	(100,000)

Other Income/Expense (net)

Other Income/Expense consists primarily of currency exchange fluctuations and discounts taken or given. In 2006, we had income (net) of $98,000 compared to a income (net) of $135,000 in 2005, attributable to currency exchange gain of $52,000 in 2006 compared to $72,000 in 2005, and net discounts given in 2006 of $16,000 compared to net discounts taken in 2005 of $11,000.

In 2005, we had income (net) of $135,000 compared to an expense (net) of $45,000 in 2004, attributable to the reduction of $50,000 in interest paid, a currency exchange gain of $72,000 in 2005 compared to a currency exchange loss of $5,000 in 2004, and net discounts taken in 2005 of $11,000 compared to net discounts given in 2004 of $63,000.

Net Income

During 2006, we earned net income of $4.8 million, a 29% improvement over our net income of $3.7 million earned during 2005. As a result of the increase in our overall gross margin and an improvement in operating efficiency, our profits in 2006 grew at a rate faster than sales.

During 2005, we earned net income of $3.7 million, a 40% improvement over our net income of $2.65 million earned during 2004. As a result of the increase in our overall gross margin, slight improvement in operating efficiency, and reduction in interest and other expenses, our profits in 2005 grew at a rate faster than sales.

Wholesale Leathercraft

Year	Net Sales Incr (Decr) from Prior Yr	Operating Income	Operating Income Incr (Decr) from Prior Year	Operating Income as a Percentage of Sales
2006	**(0.1)%**	**$4,814,240**	**29.4%**	**15.5%**
2005	1.4%	$3,721,891	23.5%	12.0%
2004	(0.2)%	$3,013,316	(13.0)%	9.8%

Wholesale Leathercraft, consisting of 29 Leather Factory stores, accounted for 56.2% of our consolidated net sales in 2005, which compares to 61.2% in 2005 and 66.4% in 2004. The decrease in this division's contribution to our total net sales is the result of the growth in Retail Leathercraft and we expect this trend to continue.

Sales in the stores increased 2.5% in 2006 compared to sales in 2005, but this gain was offset by a 4% sales decline in our national account group. By customer group, we achieved gains to our retail and small manufacturing customers while our sales to our wholesale customers declined slightly. Our sales mix by customer group was as follows:

Customer Group	2006	2005	2004
Retail	25%	23%	23%
Institution	7%	7%	7%
Wholesale	39%	45%	47%
National Accounts	19%	16%	16%
Manufacturers	10%	9%	7%
	100%	100%	100%

The 2006 increase in operating income as a percentage of divisional sales resulted from an increase of 1.81% in gross margin (as a percentage of sales) compared with 2005, and a decrease of 5.8% in operating expenses as a percent of sales. Significant operating expense decreases occurred in contributions ($200,000), various bank fees ($100,000), legal and professional fees ($100,000), depreciation ($100,000) and advertising costs ($250,000). These reductions were partially offset by increases in employee wages ($100,000) and general supplies ($150,000).

The 2005 increase in operating income as a percentage of divisional sales resulted from an increase of 1.43% in gross margin (as a percentage of sales) compared with 2004, and a decrease of 0.3% in operating expenses as a percent of sales. Significant operating expense decreases occurred in employee benefits ($245,000), various insurance costs ($195,000), legal and professional fees ($80,000) and outside services ($125,000). These reductions were partially offset by increases in manager bonuses ($320,000) and advertising and marketing expenses ($285,000).

Retail Leathercraft

Year	Net Sales Increase from Prior Yr	Operating Income	Operating Income Incr (Decr) from Prior Year	Operating Income as a Percentage of Sales
2006	**25.0%**	**$2,310,073**	**30.7%**	**10.3%**
2005	33.4%	$1,766,960	45.9%	9.8%
2004	46.6%	$1,210,566	100.3%	8.9%

Reflecting the growth previously discussed, Retail Leathercraft accounted for 40.8% of our total net sales in 2006, up from 35.5% in 2005 and 29.3% in 2004.

Growth in net sales for Retail Leathercraft division in 2006 and 2005 resulted primarily from our expansion program. Expansion during 2006 and 2005 consisted of the opening of 12 and 8 new stores, respectively.

Our sales mix by customer group was as follows:

Customer Group	2006	2005	2004
Retail	65%	62%	72%
Institution	8%	11%	6%
Wholesale	26%	26%	21%
National Accounts	0%	0%	0%
Manufacturers	1%	1%	1%
	100%	100%	100%

Operating income as a percentage of sales increased to 10.3% for 2006 compared to 9.8% for 2005. Gross margin fell to 60.8% in 2006 from 61.8% in 2005. Operating expenses as a percent of sales in 2006 decreased by 1.5%, from 52.0% for 2005 to 50.5% for 2006 as sales and gross margin grew at a faster pace than that of operating expenses.

Operating income as a percentage of sales increased to 9.8% for 2005 compared to 8.9% for 2004. Gross margin remained steady at 61.8% in 2004 and 2005. Operating expenses as a percent of sales in 2005 decreased by 0.8%, from 52.8% for 2004 to 52.0% for 2005.

We intend to continue the expansion of Tandy Leather's retail store chain in 2007 by opening approximately 12 new stores throughout the year. As of March 1, 2007, we have opened three new stores this year:

- Boston, MA
- Allentown, PA
- Cincinnati, OH

We remain committed to a conservative expansion plan for this division that minimizes risks to our profits and maintains financial stability.

Other

Roberts, Cushman accounted for 2.9% of our total sales in 2006 compared with 3.3% and 4.3% in 2005 and 2004, respectively. The loss from operations was $57,000 in 2006 compared to operating income of $84,000 in 2005 and $35,000 in 2004. Roberts, Cushman's sales and profits are immaterial to us as a whole.

Financial Condition

At December 31, 2005, we held $3.2 million of cash, $15.6 million of inventory, accounts receivable of $2.2 million, and $1.7 million of property and equipment. Goodwill and other intangibles (net of amortization and depreciation) were $747,000 and $399,000, respectively. We also own a leather artwork collection, most of which was created by Al Stohlman, a legendary leathercrafter, valued on our balance sheet at $250,000. Net total assets were $25.7 million. Current liabilities were $4.1 million (including $134,000 of current maturities of capital lease obligations), while long-term debt was $111,000. Total stockholders' equity at the end of 2005 was $21.2 million.

At December 31, 2006, we held $6.7 million of cash, $17.2 million of inventory, accounts receivable of $2.6 million, and $1.9 million of property and equipment. Goodwill and other intangibles (net of amortization and depreciation) were $747,000 and $360,000, respectively. Net total assets were $31.9 million. Current liabilities were $5.4 million (including $111,000 of current maturities of capital lease obligations), while long-term debt was $0. Total stockholders' equity at the end of 2006 was $26.3 million.

Specific ratios on a consolidated basis at the end of each year ended December 31 were as follows:

		2006	2005	2004
Solvency Ratios:				
Quick Ratio	Cash+Accts Rec/Total Current Liabilities	1.74	1.31	1.21
Current Ratio	Total Current Assets/Total Current Liabilities	5.19	5.30	4.79
Current Liabilities to Net Worth	Total Current Liabilities/Net Worth	0.20	0.19	0.22
Current Liabilities to Inventory	Total Current Liabilities/Inventory	0.31	0.26	0.30
Total Liabilities to Net Worth	Total Liabilities/Net Worth	0.21	0.21	0.28
Fixed Assets to Net Worth	Fixed Assets/Net Worth	0.07	0.08	0.11
Efficiency Ratios:				
Collection Period (Days Outstanding)	Accounts Receivable/Credit Sales x 365	53.43	44.17	43.57
Inventory Turnover	Sales/Average Inventory	3.36	3.57	3.87
Assets to Sales	Total Assets/Sales	0.58	0.51	0.48
Sales to Net Working Capital	Sales/Current Assets - Current Liabilities	2.45	2.38	3.21
Accounts Payable to Sales	Accounts Payable/Sales	0.03	0.02	0.04
Profitability Ratios:				
Return on Sales (Profit Margin)	Net Profit After Taxes/Sales	0.09	0.07	0.06
Return on Assets	Net Profit After Taxes/Total Assets	0.15	0.14	0.12
Return on Net Worth (Return on Equity)	Net Profit After Taxes/Net Worth	0.18	0.18	0.15

Capital Resources and Liquidity

On November 1, 2004, we entered into a Credit Agreement with JPMorgan Chase Bank, N.A. (formerly BankOne, N.A.), which replaced our line of credit with Wells Fargo Bank. The current facility matures in October 2008 and is secured by our accounts receivable and inventory. We opted to reduce the maximum amount that may be borrowed under this line of credit to $3.0 million in order to reduce the fees required on the un-borrowed portion of the line.

We are currently in compliance with all covenants and conditions contained in the JPMorgan Chase Credit Agreement and have no reason to believe that we will not continue to operate in compliance with the provisions of these financing arrangements. The principal terms and conditions of the Credit Agreement are described in further detail in Note 5 to the Consolidated Financial Statements, *Notes Payable and Long-Term Debt.*

We borrow and repay funds under revolving credit terms as needed. The principal balance has been zero since the first quarter of 2005. We have not borrowed (and repaid) funds since that time. Total bank indebtedness at the end of 2006 and 2005 is zero.

Reflecting the reduction of bank indebtedness during the periods, our financing activities for 2006, 2005 and 2004 provided (required) net cash of $69,000, ($447,000), and ($1.2 million), respectively.

The primary source of liquidity and capital resources during 2006 was cash flow provided by operating activities. Cash flow from operations for 2006 and 2005 was $3.9 million and $1.5 million, respectively, the largest portion generated from net income partially offset by the increase in inventory. Cash flow from operations in 2004 was $2.9 million.

Consolidated accounts receivable increased to $2.6 million at December 31, 2006 compared to $2.2 million at December 31, 2005. Average days to collect accounts slowed from 44.17 days in 2005 to 53.4

days in 2006 on a consolidated basis due primarily to the suspension of payments from a large customer due to a processing error on the part of the customer. The problem was resolved and we expect to collect the backlog of payments by the end of the first quarter of 2007.

Inventory increased from $15.7 million at the end of 2005 to $17.2 million at December 31, 2006. We expect our inventory to slowly trend upward as we continue our expansion of the Tandy Leather store chain. We attempt to manage our inventory levels to avoid tying up excessive capital while maintaining sufficient inventory in order to service our current customer demand as well as plan for our expected store growth and expansion. While we believe our investment in inventory at the end of 2006 was at a reasonable level given our expansion plans, it was approximately 5% above our internal targets of optimum inventory levels.

Consolidated inventory turned 3.36 times during 2006, a slight slow down from the 3.57 times turned in 2005. We compute our inventory turnover rates as sales divided by average inventory.

By operating division, inventory turns are as follows:

Segment	2006	2005	2004
Wholesale Leathercraft	2.40	2.68	3.11
Retail Leathercraft	6.99	8.23	8.88
Roberts, Cushman	7.15	3.75	4.12
Wholesale Leathercraft stores only	7.48	7.73	8.69

Retail Leathercraft inventory turns are significantly higher than that of Wholesale Leathercraft because its inventory consists only of the inventory at the stores. The Tandy Leather stores have no warehouse (backstock) inventory to include in the turnover computation as the stores get their product from the central warehouse. Wholesale Leathercraft's turns are expected to be slower because the central warehouse inventory is part of this division and its inventory is held as the backstock for all of the stores.

Accounts payable increased to $1.8 million at the end of 2006 compared to $1.2 million at the end of 2005 due primarily to the intentional slowdown in payments to vendors. We were paying ahead of terms in many cases in 2005 which resulted in the lower accounts payable balance at December 31, 2005.

As discussed above, the largest use of operating cash in 2006 was for inventory purchases and increase in accounts receivable. Capital expenditures totaled $471,000 and $273,000 for the years ended December 31, 2006 and 2005, respectively. In 2006, capital expenditures consisted of factory machines and dies ($85,000); fixtures and equipment for the new Tandy Leather retail stores ($175,000), air conditioner replacements at existing stores ($40,000), leather display racks ($25,000); computer server upgrades ($60,000) and miscellaneous computer and other office equipment ($150,000). Since we intend to continue opening or acquiring new Tandy Leather stores, expenditures related to this expansion should continue into 2007.

We believe that cash flow from operations will be adequate to fund our operations in 2007, while also funding expansion. At this time, we know of no trends or demands, commitments events or uncertainties that will or are likely to materially affect our liquidity, capital resources or results of operations. In addition, we anticipate that this cash flow will enable us to meet the contractual obligations and commercial commitments. However, if cash flows should decrease or uses of cash increase, we may increase our borrowings on our line of credit as needed. We believe that, if desired, our present financial condition would permit us to increase the maximum amount that could be borrowed from lenders. Further, we could defer expansion plans if required by unanticipated drops in cash flow. In particular, because of the relatively small investment required by each new Tandy Leather store, we have flexibility in when we make most expansion expenditures.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during 2006, 2005 and 2004, and we do not currently have any such arrangements.

Contractual Obligations

The following table summarizes by years our contractual obligations and commercial commitments as of December 31, 2006 (not including related interest expense):

	Payments Due by Periods				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**4 -5 Years**	**After 5 Years**
Long-Term Debt(1)	--	--	--	--	--
Capital Lease Obligations	111,722	$ 111,722	--	--	--
Operating Leases(2)	6,050,225	2,370,711	3,408,483	$270,031	--
Total Contractual Obligations	$6,161,947	$2,482,433	$3,408,483	$270,031	$ --

(1) Our loan from JPMorgan Chase matures in October 2008. The loan's maturity can be accelerated in the event of a material adverse change or upon other occurrences described in the related credit agreement.
(2) These are our leased facilities.

The interest rate on the capital lease is 0%. Any imputed interest over the term of the lease would be insignificant.

Summary of Critical Accounting Policies

We strive to report our financial results in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow generally accepted accounting principles in the U.S. in preparing our consolidated financial statements. These principles require us to make estimates and apply judgments that affect our financial position and results of operations. We continually review our accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Basis of Consolidation. We report our financial information on a consolidated basis. Therefore, unless there is an indication to the contrary, financial information is provided for the parent company, Tandy Leather Factory, Inc., and its subsidiaries as a whole. Transactions between the parent company and any subsidiaries are eliminated for this purpose. We own all of the capital stock of our subsidiaries, and we do not have any subsidiaries that are not consolidated. None of our subsidiaries are "off balance sheet."

Revenue Recognition. We recognize revenue for retail (over the counter) sales as transactions occur and other sales upon shipment of our products, provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured, which generally occurs upon shipment. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

Allowance for Accounts Receivable. We reduce accounts receivable by an allowance for amounts that may become uncollectible in the future. This allowance is an estimate based primarily on our evaluation of the customer's financial condition, past collection history, and the aging of the account. If the financial condition of any of our customers deteriorates, resulting in an impairment or inability to make payments, additional allowances may be required.

Inventory. Inventory is stated at the lower of cost or market and is accounted for on the "first in, first out" method. This means that sales of inventory treat the oldest item of identical inventory as being the first sold. In addition, we regularly reduce the value of our inventory for slow-moving or obsolete inventory. This reduction is based on our review of items on hand compared to their estimated future demand. If actual future demand is less favorable than what we project, additional write-downs may be necessary. Goods shipped to us are recorded as inventory owned by us when the risk of loss shifts to us from the supplier.

Goodwill. A change in the accounting rules necessitated a change in 2002 in how we report goodwill on our balance sheet. As a result, we incurred an impairment write-down in 2002 of our investment in Roberts, Cushman in the amount of $4.0 million. We periodically analyze the remaining goodwill on our balance sheet to determine the appropriateness of its carry value. As of December 31, 2006, we determined that the present value of the discounted estimated future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances. If actual results of these stores differ significantly from our projections, such difference could affect the present value calculation in the future resulting in an impairment of all or part of the goodwill currently carried on our balance sheet.

Forward-Looking Statements

"Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report contain forward-looking statements of management. In general, these are predictions or suggestions of future events and statements or expectations of future occurrences. There are important risks that could cause results to differ materially from those anticipated by some of the forward-looking statements. Some, but not all, of the important risks which could cause actual results to differ materially from those suggested by the forward-looking statements include, among other things:

- We might fail to realize the anticipated benefits of the opening of Tandy Leather retail stores or we might be unable to obtain sufficient new locations on acceptable terms to meet our growth plans. Further, we might fail to hire and train competent managers to oversee the stores opened.

- Political considerations here and abroad could disrupt our sources of supplies from abroad or affect the prices we pay for goods.

- Continued involvement by the United States in war and other military operations in the Middle East and other areas abroad could disrupt international trade and affect our inventory sources.

- A slump in the economy in the United States, as well as abroad, may cause our sales to decrease or not to increase or adversely affect the prices charged for our products. Also, hostilities, terrorism or other events could worsen this condition.

- As a result of the on-going threat of terrorist attacks on the United States, consumer buying habits could change and decrease our sales.

- Livestock diseases such as mad cow could reduce the availability of hides and leathers or increase their cost. Also, the prices of hides and leathers fluctuate in normal times, and these fluctuations can affect us.

- If, for whatever reason, the costs of our raw materials and inventory increase, we may not be able to pass those costs on to our customers.

- Other factors could cause either fluctuations in buying patterns or possible negative trends in the craft and western retail markets. In addition, our customers may change their preferences to products other than ours, or they may not accept new products as we introduce them.

- Tax or interest rates might increase. In particular, interest rates have been increasing. These increases will increase our costs of borrowing funds as needed in our business.

- Any change in the commercial banking environment may affect us and our ability to borrow capital as needed.

- Other uncertainties, which are difficult to predict and many of which are beyond our control, may occur as well.

We do not intend to update forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We face exposure to financial market risks, including adverse movement in foreign current exchange rates and changes in interest rates. These exposures may change over time and could have a material impact on our financial results. We do not use or invest in market risk sensitive instruments to hedge any of these risks or for any other purpose.

Foreign Currency Exchange Rate Risk

Our primary foreign currency exposure is related to our subsidiary in Canada. The Leather Factory of Canada, Ltd. has local currency (Canadian dollar) revenue and local currency operating expenses. Changes in the currency exchange rate impact the U.S. dollar amount of revenue and expenses. See Note 13 to the Consolidated Financial Statements, *Segment Information*, for financial information concerning our foreign activities.

Interest Rate Risk

We are subject to market risk associated with interest rate movements on outstanding debt. Our current credit agreement with JPMorgan Chase accrues interest at a rate that changes with fluctuations in the prime rate. Because we currently have no outstanding borrowings, changes in the prime rate do not impact us in this area.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Tandy Leather Factory, Inc.
Consolidated Balance Sheets
December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS:		
Cash	$6,739,891	$3,215,727
Accounts receivable-trade, net of allowance for doubtful accounts of $149,000 and $138,000 in 2006 and 2005, respectively	2,599,279	2,178,848
Inventory	17,169,358	15,669,182
Deferred income taxes	266,018	273,872
Other current assets	1,089,258	358,058
Total current assets	27,863,804	21,695,687
PROPERTY AND EQUIPMENT, at cost	6,865,946	6,424,091
Less accumulated depreciation and amortization	(4,989,341)	(4,664,614)
	1,876,605	1,759,477
GOODWILL	746,139	746,611
OTHER INTANGIBLES, net of accumulated amortization of $262,000 and $223,000 in 2006 and 2005, respectively	360,676	398,967
OTHER assets	1,069,411	1,079,731
	$31,916,635	$25,680,473
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable-trade	$1,776,646	$1,220,420
Accrued expenses and other liabilities	3,424,010	2,550,573
Income taxes payable	59,392	199,581
Current maturities of capital lease obligation	111,723	134,067
Total current liabilities	5,371,771	4,104,641
DEFERRED INCOME TAXES	221,621	206,253
CAPITAL LEASE OBLIGATION, net of current maturities	-	111,722
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.10 par value; 20,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $0.0024 par value; 25,000,000 shares authorized, 10,885,068 and 10,741,835 shares issued at 2006 and 2005, 10,879,209 and 10,735,976 outstanding at 2006 and 2005, respectively	26,124	25,780
Paid-in capital	5,292,591	4,988,445
Retained earnings	20,949,540	16,172,475
Treasury stock (5,859 shares at cost)	(25,487)	(25,487)
Accumulated other comprehensive income	80,475	96,644
Total stockholders' equity	26,323,243	21,257,857
	$31,916,635	$25,680,473

The accompanying notes are an integral part of these financial statements.

Tandy Leather Factory, Inc.
Consolidated Statements of Income
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
NET SALES	$ 55,199,021	$ 50,719,574	$ 46,146,284
COST OF SALES	23,566,251	21,964,530	20,706,239
Gross Profit	31,632,770	28,755,044	25,440,045
OPERATING EXPENSES	24,565,056	23,181,633	21,181,599
INCOME FROM OPERATIONS	7,067,714	5,573,411	4,258,446
OTHER (INCOME) EXPENSE:			
Interest expense	-	3,188	53,400
Other, net	(98,391)	(137,690)	(8,600)
Total other expense	(98,391)	(134,502)	44,800
INCOME BEFORE INCOME TAXES	7,166,105	5,707,913	4,213,646
PROVISION FOR INCOME TAXES	2,389,039	1,994,199	1,559,605
NET INCOME	$4,777,066	$3,713,714	$2,654,041
NET INCOME PER COMMON SHARE – BASIC	$0.44	$0.35	$0.25
NET INCOME PER COMMON SHARE – DILUTED	$0.43	$0.34	$0.24
Weighted Average Number of Shares Outstanding:			
Basic	10,807,316	10,643,004	10,543,994
Diluted	11,113,855	10,976,240	10,957,518

The accompanying notes are an integral part of these financial statements.

Tandy Leather Factory, Inc.
Consolidated Statements of Cash Flow
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,777,066	$ 3,713,714	$ 2,654,041
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	392,915	456,706	452,653
Gain on disposal of assets	(3,750)	(9,145)	(2,000)
Non-cash stock-based compensation	101,080	-	-
Deferred income taxes	23,222	(181,317)	38,721
Other	(15,696)	38,276	20,123
Net changes in assets and liabilities, net of effect of business acquisitions:			
Accounts receivable-trade, net	(420,431)	(146,559)	(112,738)
Inventory	(1,500,176)	(2,919,473)	(1,303,762)
Income taxes	(140,189)	176,817	228,787
Other current assets	(731,200)	271,664	(102,163)
Accounts payable-trade	556,226	(733,726)	406,357
Accrued expenses and other liabilities	873,437	868,570	658,692
Total adjustments	(864,562)	(2,178,187)	284,670
Net cash provided by operating activities	**3,912,504**	**1,535,527**	**2,938,711**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(471,753)	(272,826)	(369,559)
Payments in connection with businesses acquired	-	-	(556,794)
Proceeds from sale of assets	3,750	9,145	2,000
Decrease (increase) in other assets	10,320	(168,981)	10,280
Net cash used in investing activities	**(457,683)**	**(432,662)**	**(914,073)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net decrease in revolving credit loans	-	(505,154)	(1,287,830)
Payments on capital lease obligations	(134,067)	(134,067)	(23,478)
Payments received on notes secured by common stock	-	-	20,000
Repurchase of common stock (treasury stock)	-	-	(25,487)
Proceeds from issuance of common stock and warrants	203,410	191,881	124,015
Net cash provided by (used in) financing activities	**69,343**	**(447,340)**	**(1,192,780)**
NET INCREASE IN CASH	3,524,164	655,525	831,858
CASH, beginning of period	3,215,727	2,560,202	1,728,344
CASH, end of period	$6,739,891	$3,215,727	$2,560,202
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid during the period	$ -	$ 3,188	$ 59,773
Income tax paid during the period, net of (refunds)	2,282,113	1,954,364	1,197,347
NON-CASH INVESTING ACTIVITIES:			
Equipment acquired under capital lease financing arrangements	-	-	$ 402,201

The accompanying notes are an integral part of these financial statements.

Tandy Leather Factory, Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2006, 2005 and 2004

	Number of Shares	Par Value	Paid-in Capital	Treasury Stock	Retained Earnings	Notes receivable - secured by common stock	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
BALANCE, December 31, 2003	10,487,961	$25,171	$4,673,158	-	$9,804,719	$(20,000)	$26,445	$14,509,493	
Payments on notes receivable secured by common stock	-	-		-	-	20,000	-	20,000	
Shares issued - stock options and warrants exercised	72,700	174	74,896	-	-	-	-	75,070	
Warrants to acquire 50,000 shares of common stock issued	-	-	48,945	-	-	-	-	48,945	
Purchase of treasury stock	-	-	-	(25,487)	-	-	-	(25,487)	
Net income	-	-	-	-	2,654,041	-	-	2,654,041	$2,654,041
Translation adjustment	-	-	-	-	-	-	28,171	28,171	28,171
BALANCE, December 31, 2004	10,560,661	$25,345	$4,796,999	$(25,487)	$12,458,760	-	$54,616	$17,310,233	
Comprehensive income for the year ended December 31, 2004									$2,682,212
Shares issued - stock options and warrants exercised	181,174	435	191,446	-	-	-	-	191,881	
Net income	-	-	-	-	3,713,714	-	-	3,713,714	$3,713,714
Translation adjustment	-	-	-	-	-	-	42,029	42,029	42,029
BALANCE, December 31, 2005	10,741,835	$25,780	$4,988,445	$(25,487)	$16,172,474	-	$96,645	$21,257,857	
Comprehensive income for the year ended December 31, 2005									$3,755,743
Shares issued - stock options and warrants exercised	143,233	344	203,066	-	-	-	-	203,410	
Stock-based compensation	-	-	101,080	-	-	-	-	101,080	
Net income	-	-	-	-	4,777,066	-	-	4,777,066	$4,777,066
Translation adjustment	-	-	-	-	-	-	(16,170)	(16,170)	(16,170)
BALANCE, December 31, 2006	10,885,068	$26,124	$5,292,591	$(25,487)	$20,949,540	-	$80,475	$26,323,243	
Comprehensive income for the year ended December 31, 2006									$4,760,896

The accompanying notes are an integral part of these financial statements.

TANDY LEATHER FACTORY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005, and 2004

1. DESCRIPTION OF BUSINESS

Our primary line of business is the sale of leather, leather crafts and related supplies. We sell our products via company-owned stores throughout the United States and Canada. Numerous customers including retailers, wholesalers, assemblers, distributors and other manufacturers are geographically disbursed throughout the world. We also have light manufacturing facilities in Texas.

On May 23, 2005, our stockholders approved changing the name of the Company from The Leather Factory, Inc. to Tandy Leather Factory, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

- *Management estimates and reporting*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Assets and liabilities with reported amounts based on significant estimates include trade accounts receivables, inventory (slow-moving), and deferred income taxes.

- *Principles of consolidation*

Our consolidated financial statements include the accounts of Tandy Leather Factory, Inc. and its wholly owned subsidiaries, The Leather Factory, L.P. (a Texas limited partnership) and its corporate partners, Tandy Leather Company, L.P. (a Texas limited partnership) and its corporate partners, Roberts, Cushman & Company, Inc. (a New York corporation), and The Leather Factory of Canada, Ltd. (a Canadian corporation). All intercompany accounts and transactions have been eliminated in consolidation.

- *Foreign currency translation*

Foreign currency translation adjustments arise from activities of our Canadian operations. Results of operations are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end exchange rates. Foreign currency translation adjustments of assets and liabilities are recorded in stockholders' equity. Gains and losses resulting from foreign currency translations are reported in the statements of income under the caption "Other (Income) Expense", net, for all periods presented.

- *Revenue recognition*

Our sales generally occur via two methods: (1) at the store counter, and (2) shipment by common carrier. Sales at the counter are recorded and title passes as transactions occur. Otherwise, sales are recorded and title passes when the merchandise is shipped to the customer. Shipping terms are normally FOB shipping point.

We offer an unconditional satisfaction guarantee to all customers and accept all product returns. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

- *Discounts*

We maintain four price levels on a consistent basis: retail, wholesale, business, and distributor. Gross sales are reported after deduction of discounts. We do not pay slotting fees or make other payments to resellers. Several customers require us to participate in their cooperative advertising programs. These programs are a negotiated percentage of their purchases and are accounted for as a reduction of sales.

- *Expense categories*

Cost of goods sold includes inbound freight and duty charges from vendors to our central warehouse, freight and handling charges to move merchandise from our central warehouse to our stores, and manufacturing overhead, as appropriate.

Operating expenses include all selling, general and administrative costs including wages and related employee expenses (payroll taxes, health benefits, savings plans, etc.), advertising, outbound freight charges (to ship merchandise to customers), rent, and utilities.

- *Property and equipment, net of accumulated depreciation and amortization*

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five to ten years for equipment, five to seven years for furniture and fixtures, and five years for vehicles. Leasehold improvements are amortized over the lesser of the life of the lease or the useful life of the asset. Repairs and maintenance costs are expensed as incurred.

- *Inventory*

Inventory is valued at the lower of first-in, first-out cost or market. In addition, the value of inventory is periodically reduced for slow-moving or obsolete inventory based on management's review of items on hand compared to their estimated future demand.

- *Impairment of long-lived assets*

Potential impairments of long-lived assets are reviewed annually or when events and circumstances warrant an earlier review. In accordance with SFAS No. 144, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than the asset's carrying value.

- *Earnings per share*

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes, to the extent inclusion of such shares would be dilutive to earnings per share, the effect of outstanding options and warrants, computed using the treasury stock method.

BASIC	2006	2005	2004
Net income (loss)	$4,777,066	$3,713,714	$ 2,654,041
Weighted average common shares outstanding	10,807,316	10,643,004	10,543,994
Earnings per share – basic	**$ 0.44**	**$ 0.35**	**$ 0.25**
DILUTED			
Net income (loss)	$ 4,777,066	$ 3,713,714	$ 2,654,041
Weighted average common shares outstanding	10,807,316	10,643,004	10,543,994
Effect of assumed exercise of stock options and warrants	306,539	333,236	413,524
Weighted average common shares outstanding, assuming dilution	11,113,855	10,976,240	10,957,518
Earnings per share - diluted	**$ 0.43**	**$ 0.34**	**$ 0.24**
Outstanding options and warrants excluded as anti-dilutive	-	-	136,000

For additional disclosures regarding the employee stock options and the warrants, see Note 11. The net effect of converting stock options and warrants to purchase 446,500 and 596,174 shares of common stock at option prices less than the average market prices has been included in the computations of diluted EPS for the years ended December 31, 2006 and 2005, respectively.

- *Goodwill and other intangibles*

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. We periodically analyze goodwill remaining on the balance sheet to determine the appropriateness of its carrying value and have elected to perform the annual analysis during the fourth calendar quarter of each year. As of December 31, 2006, we determined that the present value of the discounted estimated future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Our reporting units are generally the same as the operating segments identified in Note 13 – Segment Information.

A summary of changes in our goodwill for the years ended December 31, 2006 and 2005 is as follows:

	Leather Factory	Tandy Leather	Total
Balance, December 31, 2004	$359,454	$383,406	$742,860
Acquisitions and adjustments	-	-	-
Foreign exchange gain/loss	3,751	-	3,751
Impairments	-	-	-
Balance, December 31, 2005	$363,205	$383,406	$746,611
Acquisitions and adjustments	-	-	-
Foreign exchange gain/loss	(472)	-	(472)
Impairments	-	-	-
Balance, December 31, 2006	$362,733	$383,406	$746,139

As of December 31, 2006 and 2005, our intangible assets and related accumulated amortization consisted of the following:

	As of December 31, 2006		
	Gross	Accumulated Amortization	Net
Trademarks, Copyrights	$544,369	$247,193	$297,176
Non-Compete Agreements	78,000	14,500	63,500
	$622,369	$261,693	$360,676

	As of December 31, 2005		
	Gross	Accumulated Amortization	Net
Trademarks, Copyrights	$544,369	$210,902	$333,467
Non-Compete Agreements	78,000	12,500	65,500
	$622,369	$223,402	$398,967

Excluding goodwill, we have no intangible assets not subject to amortization under SFAS 142. Amortization of intangible assets of $38,291 in 2006, $38,791 in 2005, and $33,782 in 2004 was recorded in operating expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years are as follows:

	Leather Factory	Tandy Leather	Total
2007	$5,954	$31,837	$37,791
2008	5.954	30,337	36,291
2009	5,954	30,337	36,291
2010	5,954	30,337	36,291
2011	5,027	30,337	35,364

During 2006, we did not acquire any intangible assets.

- *Fair value of financial Instruments*

The principal financial instruments held consist of accounts receivable, accounts payable, notes payable and long-term debt. The carrying value of accounts receivable and accounts payable approximate their fair value due to the relatively short-term nature of the accounts. The interest rates on our notes payable and long-term debt fluctuate with changes in the prime rate and are the rates currently available to us; therefore, the carrying amount of those instruments approximates their fair value.

- *Deferred taxes*

Deferred income taxes result from temporary differences in the bases of our assets and liabilities reported for book and tax purposes.

- *Stock-based compensation – Change in Accounting Principle*

We had two stock option plans which provided for stock option grants to officers, key employees and directors. Both plans expired in the 4th quarter of 2005. The expiration of the plans have no effect on the options previously granted. Options outstanding and exercisable were granted at a stock option price which was not less than the fair market value of our Common Stock on the date the option was granted and no option has a term in excess of ten years. Additionally, options vest and become exercisable either six months from the option grant date or in equal installments over a five year period. Prior to fiscal 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations and provided the required pro forma disclosures of SFAS No. 123, *Accounting for Stock-Based Compensation*.

On January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," and elected to adopt the standard using the modified prospective transition method. Under this transition method, compensation cost associated with stock options recognized in 2006 includes: (1) amortization related to the remaining unvested portion of all share based payments granted prior to, but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original pro forma footnote disclosure provisions of FASB Statement No. 123 and (2) amortization related to all share based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R). Accordingly, stock compensation award expense is recognized over the requisite service period using the straight-line attribution method. Previously reported amounts have not been restated.

We recognized share based compensation expense of approximately $101,000 for the year ended December 31, 2006, as a component of operating expenses. Had compensation expense for our stock option plans been based upon the projected fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, our pro forma net earnings, basic and diluted earnings per common share for the years ended December 31, 2005 and 2004 would have been as follows:

	2005	2004
Net income, as reported	$3,713,714	$2,654,041
Add: Stock-based compensation expense included in reported net income	-	-
Deduct: Stock-based compensation expense determined under fair value method	122,934	117,443
Net income, pro forma	$3,590,780	$2,536,598
Net income per share:		
Basic - as reported	$0.35	$0.25
Basic - pro forma	$0.34	$0.24
Diluted - as reported	$0.34	$0.24
Diluted - pro forma	$0.33	$0.23

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model (BSM) with the following weighted-average assumptions:

	2005	2004
Volatility	36.6%	36.4%
Expected option life	3-5	3-5
Interest rate (risk free)	4.25%	3.375%
Dividends	None	None

The effect on 2005 and 2004 pro forma net income and earnings per share of the estimated fair value of stock options and shares are not necessarily representative of the effects on the results of operations in the future. In addition, the estimates made utilize a pricing model developed for traded options with relatively short lives; our option grants typically have a life of up to ten years and are not transferable. Therefore, the actual fair value of a stock option grant may be different from our estimates. We believe that our estimates incorporate all relevant information and represent a reasonable approximation in light of the difficulties involved in valuing non-traded stock options.

During the year ended December 31, 2006, the stock option activity under our stock option plans was as follows:

	Weighted Average Exercise Price	# of shares	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, January 1, 2006	$1.93	421,000		
Granted	-	-		
Cancelled	-	-		
Exercised	1.63	(124,800)		
Outstanding, December 31, 2006	$2.05	296,200	4.99	$333,060
Exercisable, December 31, 2006	$1.82	266,200	4.77	$269,520

Other information pertaining to option activity during the twelve month periods ended December 31, 2006 and 2005 are as follows:

	2006	2005
Weighted average grant-date fair value of stock options granted	N/A	$11,814
Total fair value of stock options vested	$89,915	$95,866
Total intrinsic value of stock options exercised	$90,780	$99,879

As of December 31, 2006, there was $52,000 of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a remaining weighted average vesting period of 3 years.

Stock options to purchase our common stock are granted at prices at or above the fair market value on the date of grant. For employees, options become exercisable in five equal installments beginning a year from the date of grant. For non-employee directors, options become exercisable six months after the date of grant. All options expire 10 years from the date of grant.

The fair value of each stock option granted is estimated on the date of grant using the BSM option valuation model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and our experience. Compensation expense is recognized only for those options expect to vest, with forfeitures estimated at the date of grant based on our historical experience and future expectations.

- *Comprehensive income*

Comprehensive income represents all changes in stockholders' equity, exclusive of transactions with stockholders. The accumulated balance of foreign currency translation adjustments is presented in the consolidated financial statements as "accumulated other comprehensive income or loss".

- *Shipping and handling costs*

All shipping and handling costs incurred by us are included in operating expenses on the statements of income. These costs totaled approximately $1,611,000, $1,504,000 and $1,360,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

- *Advertising*

With the exception of catalog costs, advertising costs are expensed as incurred. Catalog costs are capitalized and expensed over the estimated useful life of the particular catalog in question, which is typically twelve to eighteen months. Such capitalized costs are included in other current assets and totaled $238,000 and $211,000 at December 31, 2006 and 2005, respectively. Total advertising expense was $3,087,943 in 2006; $3,074,991 in 2005; and $2,571,124 in 2004.

We agree to list the names and addresses of our Authorized Sales Centers (ASCs) in certain mailing pieces produced. The inclusion of these names and addresses are at our sole discretion. The production and distribution of direct mailings is the primary method of advertising we use and normally consists of 75 to 80 unique mailing pieces annually. Generally, the ASCs are listed in six to eight of those pieces. We believe that the inclusion of these ASC locations in the flyers has no impact on our financial statements.

- *Cash flows presentation*

For purposes of the statement of cash flows, we consider all highly liquid investments with initial maturities of three months or less from the date of purchase to be cash equivalents.

3. VALUATION AND QUALIFYING ACCOUNTS

- Allowance for uncollectible accounts

We maintain allowances for bad debts based on factors such as the composition of accounts receivable, the age of the accounts, historical bad debt experience, and our evaluation of the financial condition and past collection history of each customer. Accounts are written off as they are deemed uncollectible based on a periodic review of accounts. Our allowance for doubtful accounts was $149,172 and $137,587, respectively, at December 31, 2006 and 2005. The following is a roll forward of the allowance for doubtful accounts:

	Balance at beginning of year	Reserve "purchased " during year	Additions (reductions) charged to costs and expenses	Foreign exchange gain/loss	Write-offs	Balance at end of year
Year ended December 31, 2006	$137,587	-	85,439	241	(74,095)	$149,172
Year ended December 31, 2005	$ 85,133	-	87,873	527	(35,946)	$137,587
Year ended December 31, 2004	$ 31,469	9,785	104,587	4,980	(65,688)	$ 85,133

- Sales returns and defective merchandise

Product returns are generally recorded directly against sales as those returns occur. Historically, the amount of returns is immaterial and as a result, no reserve is recorded in the financial statements.

- Slow-moving and obsolete inventory

The majority of inventory items maintained by us have no restrictive shelf life. We review all inventory items annually to determine what items should be eliminated from the product line. Items are selected for several reasons: (1) the item is slow-moving; (2) the supplier is unable to provide an acceptable quality or quantity; or (3) to maintain a freshness in the product line. Once an item has been selected to discontinue, we devalue the cost of the item by 25% of its original value each quarter until its value has been reduced to zero. Reductions in inventory for slow-moving and obsolete inventory are recorded directly against inventory.

4. BALANCE SHEET COMPONENTS

		December 31, 2006	December 31, 2005
INVENTORY			
On hand:			
Finished goods held for sale		$14,774,445	$14,035,384
Raw materials and work in process		628,539	984,878
Inventory in transit		1,766,374	648,920
	TOTAL	$17,169,358	$15,669,182
PROPERTY AND EQUIPMENT			
Leasehold improvements		$1,199,900	$1,199,996
Equipment		4,449,949	4,093,722
Furniture and fixtures		1,149,875	1,064,081
Vehicles		66,222	66,292
		6,865,946	6,424,091
Less: accumulated depreciation		(4,989,341)	(4,664,614)
	TOTAL	$1,876,605	$1,759,477
OTHER CURRENT ASSETS			
Accounts receivable – employees		$16,247	$12,158
Accounts receivable – other		390,937	2,037
Prepaid expenses		598,094	313,344
Payments for merchandise not received		83,980	30,519
	TOTAL	$1,089,258	$358,058
OTHER ASSETS			
Security deposits - utilities, locations, etc.		$70,771	$83,087
Leather art collection		252,000	250,000
Computer software not implemented yet		746,640	746,644
	TOTAL	$1,069,411	$1,079,731
ACCRUED EXPENSES AND OTHER LIABILITIES			
Accrued bonuses		$950,056	$1,120,517
Accrued payroll		274,514	328,691
Sales and payroll taxes payable		231,076	208,396
Inventory in transit		1,766,374	648,920
Other		201,990	244,049
	TOTAL	$3,424,010	$2,550,573

Depreciation expense was $348,797, $417,914, and $444,878 for the years ended December 31, 2006, 2005 and 2004, respectively.

5. NOTES PAYABLE AND LONG-TERM DEBT

On November 1, 2004, we entered into a Credit Agreement with JPMorgan Chase ("Chase") pursuant to which Chase agreed to provide a revolving credit facility of up to $3,000,000. The revolver bears interest at prime less .5% (7.75% at December 31, 2006) or LIBOR plus 1.35%, matures on October 6, 2008, and is collateralized by inventory and accounts receivable.

At December 31, 2006 and 2005, there were no amounts outstanding under the above agreement and other long-term debt.

The terms of the Credit Facility contain various covenants which, among other things, require us to meet a specific debt service coverage ratio and limit capital expenditures. We are prohibited from incurring indebtedness except as permitted by the terms of the Credit Facility, from entering into any new business or making material changes in any of our business objectives, purposes or operations. We also have an affirmative duty to disclose any covenant violation to the lender.

6. CAPITAL LEASE OBLIGATIONS

We lease certain licensed software under a capital lease agreement. The asset subject to the agreement totaling $402,201 is included in other assets as of December 31, 2006. The asset will be reclassified into property and equipment once the conversion and implementation process is completed.

At December 31, 2006 and 2005, the amounts outstanding under capital lease obligations consisted of the following:

	2006	2005
Capital Lease secured by certain licensed software – total monthly principal payments of $11,172, no interest, maturing October 2007	$111,723	$245,789
Less - Current maturities	111,723	134,067
	$ -	$111,722

7. EMPLOYEE BENEFIT AND SAVINGS PLANS

We have an Employee Stock Ownership Plan (the "Plan") for employees with at least one year of service (as defined by the Plan) and who have reached their 21st birthday. Under the Plan, we make annual cash or stock contributions to a trust for the benefit of eligible employees. As of December 31, 2006, 229 employees and former employees were participants in or beneficiaries of the ESOP. The trust invests in shares of our common stock. The amount of our annual contribution is discretionary. Benefits under the Plan are 100% vested after three years of service and are payable upon death, disability or retirement. Vested benefits are payable upon termination of employment.

We apply Statement of Position 93-6 (SOP 93-6), "Employers' Accounting for Employee Stock Ownership Plans," of the Accounting Standards Division of the American Institute of CPAs. During 2006, 2005, and 2004, respectively, we contributed $225,350; $300,000; and $250,000 in cash as current year contributions to the plan and recognized compensation expense related to these payments.

The following table summarizes the number of shares held by the Plan and the market value as of December 31, 2006, 2005, and 2004:

	Number of Shares			Market Value		
	2006	2005	2004	2006	2005	2004
Allocated	929,069	943,241	948,147	$7,497,587	$6,461,201	$3,365,922
Unearned	-	-	-	-	-	-
Total	929,069	948,147	948,147	$7,497,587	$6,461,201	$3,365,922

In December 2006, the Board of Directors decided to terminate the Plan effective December 31, 2006. As a result, all participants became 100% vested in their accounts. No further contributions will be made to the Plan. The accounts will be distributed to participants upon receipt of the appropriate determination letter from the Internal Revenue Service regarding the Plan termination.

Beginning in 2006, we have a 401(k) plan to provide retirement benefits for our employees. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary contributions for eligible employees and allows employees to contribute a percentage of their annual compensation to the Plan on a pretax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. We match pretax employee contributions up to 50% of the first 4% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that we may allocate to each participant's account will not exceed $4,400 for the 2006 calendar year due to the $220,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest over 6 years from the date of hire. Our matching contribution to the plan totaled $108,565 in 2006.

The plan allows employees who meet the age requirements and reach the plan contribution limits to make a catch-up contribution. The catch-up contributions are not eligible for matching contributions. In addition, the plan provides for discretionary matching contributions as determined by the Board of Directors. There were no discretionary matching contributions made in 2006.

We currently offer no postretirement or postemployment benefits to our employees.

8. INCOME TAXES

The provision for income taxes consists of the following:

		2006	2005	2004
Current provision:				
	Federal	$2,167,141	$1,932,791	$1,380,951
	State	198,676	242,725	139,933
		2,365,817	2,175,516	1,520,884
Deferred provision (benefit):				
	Federal	19,447	(166,850)	33,483
	State	3,775	(14,467)	5,238
		23,222	(181,317)	38,721
		$2,389,039	$1,994,199	$1,559,605

Income before income taxes is earned in the following tax jurisdictions:

	2006	2005	2004
United States	$6,560,994	$5,220,991	$ 4,078,434
Canada	605,111	486,922	135,212
	$7,166,105	$5,707,913	$ 4,213,646

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	2006	2005
Deferred income tax assets:		
Allowance for doubtful accounts	$49,601	$45,665
Capitalized inventory costs	131,054	134,466
Warrants	42,989	41,498
Accrued expenses, reserves, and other	85,363	93,741
Total deferred income tax assets	309,007	315,370
Deferred income tax liabilities:		
Property and equipment depreciation	197,287	193,337
Goodwill and other intangible assets amortization	67,323	54,414
Total deferred income tax liabilities	264,610	247,751
Net deferred tax asset (liability)	$44,397	$67,619

The net deferred tax liability is classified on the balance sheets as follows:

	2006	2005
Current deferred tax assets	$266,018	$273,872
Long-term deferred tax liabilities	(221,621)	(206,253)
Net deferred tax asset (liability)	$44,397	$67,619

The effective tax rate differs from the statutory rate as follows:

	2006	2005	2004
Statutory rate	34%	34%	34%
State and local taxes	2%	4%	4%
Other	(3%)	(3%)	(1%)
Effective rate	33%	35%	37%

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

Our primary office facility and warehouse are leased under a five-year lease agreement that expires in March 2008. Rental agreements for the stores and warehouse distribution units expire on dates ranging from March 2007 to February 2012. Rent expense on all operating leases for the years ended December 31, 2006, 2005, and 2004, was $2,495,380, $2,227,345 and $1,994,030, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2006 were as follows:

Year ending December 31:	
2007	$2,370,711
2008	1,627,040
2009	1,088,361
2010	693,082
2011 and thereafter	271,031
Total minimum lease payments	$6,050,225

Litigation

We are involved in various litigation that arise in the ordinary course of business and operations. There are no such matters pending that we expect to have a material impact on our financial position and operating results.

10. SIGNIFICANT BUSINESS CONCENTRATIONS AND RISK

Major Customers

Our revenues are derived from a diverse group of customers primarily involved in the sale of leathercrafts. While no single customer accounts for more than 10% of our consolidated revenues in 2006, 2005 and 2004, sales to our five largest customers represented 9.5%, 9.4% and 10.6%, respectively, of consolidated revenues in those years. While we do not believe the loss of one of these customers would have a significant negative impact on our operations, we do believe the loss of several of these customers simultaneously or a substantial reduction in sales generated by them could temporarily affect our operating results.

Major Vendors

We purchase a significant portion of our inventory through one supplier. Due to the number of alternative sources of supply, loss of this supplier would not have an adverse impact on our operations.

Credit Risk

Due to the large number of customers comprising our customer base, concentrations of credit risk with respect to customer receivables are limited. At December 31, 2006 and 2005, 38% and 19%, respectively, of our consolidated accounts receivable were due from two nationally recognized retail chains. We do not generally require collateral for accounts receivable, but we do perform periodic credit evaluations of our customers and believe the allowance for doubtful accounts is adequate. It is our opinion that if any one or a group of customer receivable balances should be deemed uncollectable, it would not have a material adverse effect on our results of operations and financial condition.

We maintain our cash in bank deposit accounts that, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. We believe we are not exposed to any significant credit risk on our cash and cash equivalents.

11. STOCKHOLDERS' EQUITY

(a) Stock Option Plans

- *1995 Stock Option Plan*

In connection with the 1995 Stock Option Plan for officers and key management employees, we have outstanding options to purchase our common stock. The plan provides for the granting of either qualified incentive stock options or non-qualified options at the discretion of the Stock Option Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest over a five-year period. We reserved 1,000,000 shares of common stock for issuance under this plan. The plan expired in the 4th quarter of 2005 with 20,000 ungranted options remaining.

- *1995 Director Non-Qualified Stock Option Plan*

In connection with the 1995 Director Non-qualified Stock Option Plan for non-employee directors, we have outstanding options to purchase our common stock. The plan provides for the granting of non-qualified options at the discretion of the Directors Stock Option Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest after six months. We reserved 100,000 shares of common stock for issuance under this plan. The plan expired in the 4th quarter of 2005 with 18,000 ungranted options remaining.

- *Stock Option Summary*

All options expire ten years from the date of grant and are exercisable at any time after vesting. Of the combined 1,100,000 shares available for issuance under the two plans, at December 31, 2006, 2005 and 2004, there were 0, 44,000, and 40,000, respectively, in un-optioned shares available for future grants.

A summary of stock option transactions for the years ended December 31, 2006, 2005, and 2004, is as follows:

	2006		2005		2004	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding at January 1	421,000	$1.93	602,500	$1.630	675,200	$1.540
Granted	-	-	8,000	4.960	18,000	3.598
Forfeited or expired	-	-	(12,000)	1.350	(18,000)	1.350
Exchanged	-	-	-	-	-	-
Exercised	(124,800)	1.63	(177,500)	1.081	(72,700)	1.053
Outstanding at December 31	296,200	$2.05	421,000	$1.930	602,500	$1.630
Exercisable at end of year	266,200	$1.82	295,000	$1.670	354,500	$1.320
Weighted-average fair value of options granted during year	-		$1.48		$1.20	

The following table summarizes outstanding options into groups based upon exercise price ranges at December 31, 2006:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Option Shares	Weighted Average Exercise Price	Weighted Average Maturity (Years)	Option Shares	Weighted Average Exercise Price	Weighted Average Maturity (Years)
$0.75 or Less	4,000	$0.595	2.24	4,000	$0.595	2.24
$0.76 to $1.125	42,000	$0.943	3.70	42,000	$0.943	3.70
$1.126 to $1.69	165,700	$1.350	4.40	165,700	$1.350	4.40
$1.70 to $2.55	2,000	$1.900	4.74	2,000	$1.900	4.74
$2.56 to $3.84	12,000	$3.270	7.31	6,000	$3.160	6.99
$3.85-$4.96	70,500	$4.241	6.89	46,500	$4.241	6.98
	296,200	$2.050	4.99	266,200	$1.820	4.77

(b) **Warrants**

Warrants to acquire up to 100,000 shares of common stock at $3.10 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2003. The warrants may be exercised at anytime until expiration on February 12, 2008.

Warrants to acquire up to 50,000 shares of common stock at $5.00 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2004. The warrants may be exercised at anytime until expiration on February 24, 2009.

A summary of warrant transactions for the years ended December 31, 2006, 2005, and 2004, is as follows:

	2006		2005		2004	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding at January 1	140,000	3.7786	150,000	3.7333	100,000	3.1000
Granted	-	-	-	-	50,000	5.0000
Forfeited or expired	-	-	-	-	-	-
Exchanged	-	-	-	-	-	-
Exercised	(41,700)	4.089	(10,000)	3.1000	-	-
Outstanding at December 31	98,300	3.650	140,000	3.7786	150,000	3.7333
Exercisable at end of year	98,300	3.650	140,000	3.7786	150,000	3.7333
Weighted-average fair value of warrants granted during year	-		-		$ 0.98	

The following table summarizes outstanding warrants into groups based upon exercise price ranges at December 31, 2006:

	Warrants Outstanding			Warrants Exercisable		
Exercise Price Range	Warrant	Weighted Average Exercise Price	Weighted Average Maturity (Years)	Warrant	Weighted Average Exercise Price	Weighted Average Maturity (Years)
$3.00 or Less	-	-	-	-	-	-
More than $3.00 and Less Than $5.00	70,000	$3.100	1.12	70,000	$3.100	1.12
$5.00 or More	28,300	$5.000	2.15	28,300	$5.000	2.15
	98,300	$3.650	1.42	98,300	$3.650	1.42

12. BUSINESS ACQUISITIONS

During 2004, we acquired certain assets of the following entities for a total purchase price of $156,452:

Entity	Location	Date of acquisition
Robyn's LLC	Syracuse, NY	January 2004
Hawkins Handcrafted Leathers	St. Louis, MO	February 2004
Santa Fe Hides & Trappings	Santa Fe, NM	July 2004

All of the acquired entities were formerly operated as independent retail leathercraft stores. The assets purchased in these acquisitions consisted primarily of inventory, store furniture and fixtures, and equipment. Goodwill recognized in these transactions amounted to $30,577, and is reported in the Retail Leathercraft segment. We also entered into non-compete agreements with the former owners totaling $26,000 for periods ranging from one to five years.

On November 30, 2004, we acquired all of the issued and outstanding shares of capital stock of 1124055 Ontario Inc., a Canadian corporation, and its wholly-owned subsidiary, Heritan Ltd. The total purchase price was approximately $400,000 which was funded with cash generated from operations. For financial reporting purposes, the transaction was accounted for under the purchase method, effective December 1, 2004.

In the first quarter of 2007, we acquired all of the issued and outstanding shares of capital stock of Mid-Continent Leather Sales Company, an Oklahoma corporation. The total purchase price was approximately $575,000 which was funded with cash generated from operations. We also entered into a non-compete agreement with the former owner totaling $75,000 for five years. This company will be included in our Wholesale Leathercraft segment beginning in 2007.

13. SEGMENT INFORMATION

We identify our segments based on the activities of three distinct operations:

- **Wholesale Leathercraft**, which consists of a chain of wholesale stores operating under the name, *The Leather Factory*, located in the United States and Canada;
- **Retail Leathercraft**, which consists of a chain of retail stores operating under the name, *Tandy Leather Company*, located in the United States and Canada; and
- **Other**, which is a supplier of decorative hat trims sold directly to hat manufacturers.

Our reportable operating segments have been determined as separately identifiable business units. We measure segment earnings as operating earnings, defined as income before interest and income taxes.

	Wholesale Leathercraft	Retail Leathercraft	Other	Total
For the year ended December 31, 2006				
Net Sales	$31,068,188	$22,520,461	$1,610,372	$55,199,021
Gross Profit	17,463,398	13,690,030	479,342	31,632,770
Operating earnings	4,814,240	2,310,073	(56,599)	7,067,714
Interest expense	-	-	-	-
Other, net	118,381	(21,220)	1,230	98,391
Income before income taxes	4,932,621	2,288,853	(55,369)	7,166,105
Depreciation and amortization	245,838	141,070	6,007	392,915
Fixed asset additions	298,689	172,902	162	471,753
Total assets	$26,529,796	$5,112,188	$274,651	$31,916,635
For the year ended December 31, 2005				
Net Sales	$31,046,268	$18,023,214	$1,650,092	$50,719,574
Gross Profit	17,152,549	11,142,350	460,145	28,755,044
Operating earnings	3,721,891	1,766,960	84,560	5,573,411
Interest expense	3,188	-	-	3,188
Other, net	(126,040)	(11,650)	-	(137,690)
Income before income taxes	3,844,743	1,778,610	84,560	5,707,913
Depreciation and amortization	323,881	125,493	7,332	456,706
Fixed asset additions	131,603	136,630	4,593	272,826
Total assets	$20,999,477	$3,896,291	$784,705	$25,680,473
For the year ended December 31, 2004				
Net Sales	$30,630,122	$13,515,662	$2,000,500	$46,146,284
Gross Profit	16,485,052	8,348,616	606,377	25,440,045
Operating earnings	3,013,316	1,210,566	34,564	4,258,446
Interest expense	53,400	-	-	53,400
Other, net	(6,748)	(1,852)	-	(8,600)
Income before income taxes	2,966,664	1,212,418	34,564	4,213,646
Depreciation and amortization	363,878	80,045	8,730	452,653
Fixed asset additions	226,095	127,086	16,378	369,559
Total assets	$17,991,403	$3,372,812	$802,918	$22,167,163

Net sales for geographic areas was as follows:

	2006	2005	2004
United States	$49,188,609	$45,492,215	$42,485,339
Canada	4,287,180	3,643,133	2,112,601
All other countries	1,723,232	1,584,226	1,548,344
	$55,199,021	$50,719,574	$46,146,284

Geographic sales information is based on the location of the customer. Net sales from no single foreign country, except for Canada, was material to our consolidated net sales for the years ended December 31, 2006, 2005 and 2004. We do not have any significant long-lived assets outside of the United States.

14. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax provisions. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006 and we will adopt the new requirements in the first quarter of 2007. The cumulative effects, if any, of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We have not determined the impact, if any, of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We must adopt these new requirements no later than the first quarter of 2008. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS 157, or if we will adopt the requirements prior to the first quarter of 2008.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). The intent of SAB 108 is to reduce diversity in practice for the method companies use to quantify financial statement misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and cumulative balance sheet approach. SAB 108 is effective for fiscal years beginning after November 15, 2006, and we will adopt the new requirements in 2007. The adoption of SAB 108 is not currently expected to have a significant impact on our consolidated financial statements.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$14,413,649	$13,393,082	$12,559,593	$14,832,697
Gross profit	8,114,134	7,722,301	7,071,414	8,724,921
Net income	1,346,263	1,132,494	890,419	1,407,891
Net income per common share:				
Basic	0.13	0.11	0.08	0.13
Diluted	0.12	0.10	0.08	0.13
Weighted avg number of common shares outstanding:				
Basic	10,756,745	10,790,661	10,818,130	10,807,316
Diluted	11,102,906	11,112,475	11,102,383	11,113,855

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$12,707,516	$12,181,699	$11,777,133	$14,053,226
Gross profit	7,157,283	6,899,872	6,763,802	7,934,087
Net income	1,049,222	787,669	696,090	1,180,733
Net income per common share:				
Basic	0.10	0.07	0.07	0.11
Diluted	0.10	0.07	0.06	0.11
Weighted avg number of common shares outstanding:				
Basic	10,584,244	10,615,802	10,679,389	10,735,702
Diluted	10,911,103	10,955,282	11,029,840	11,047,426

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Tandy Leather Factory, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Tandy Leather Factory, Inc. and Subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 26, 2007

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2006, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

We maintain certain internal controls over financial reporting that are appropriate, in management's judgment with similar cost-benefit considerations, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. No change in our internal control over financial reporting occurred during the fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

Certain information required by Part III is omitted from this annual report as we will file a proxy statement for our 2007 Annual Meeting of Stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after the end of our fiscal year covered by this Report, and certain information included in that proxy statement is incorporated herein by reference.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, and the remainder is contained in our proxy statement for our 2007 Annual Meeting of Stockholders under the heading "Election of Directors," and is incorporated herein by reference. Information relating to filings on Forms 3, 4 and 5 will be contained in our 2007 proxy statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. Information required by this item pursuant to Items 401(h), 401(i) and 401(j) of Regulation S-K relating to an audit committee financial expert, the identification of the audit committee of our board of directors and procedures of security holders to recommend nominees to our board of directors will be contained in our 2007 proxy statement under the heading "Corporate Governance" and is incorporated herein by reference.

We have adopted a written code of ethics that applies to our employees, including our principal executive officer principal financial officer, principal accounting officer, controller, or persons performing similar functions. It is available on our website (http://www.tandyleather.com).

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is contained in our proxy statement for our 2007 Annual Meeting of Stockholders under the heading "Report of the Compensation Committee," which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is contained in our proxy statement for our 2007 Annual Meeting of Stockholders under the headings "Stock Ownership by Directors and Executive Officers" and "Principal Holders of Stock," which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is contained in our proxy statement for our 2007 Annual Meeting of Stockholders under the heading "Other Relationships Involving Directors, Executive Officers, or their Associates" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is contained in our proxy statement for our 2007 Annual Meeting of Stockholders under the headings "Audit Committee" and "Report of the Audit Committee" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8:

- Consolidated Balance Sheets at December 31, 2006 and 2005
- Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004

2. Financial Statement Schedules

All financial statement schedules are omitted because the required information is not present or not present in sufficient amounts to require submission of the schedule or because the information is reflected in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such exhibits are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TANDY LEATHER FACTORY, INC.

By: Ron Morgan

Ronald C. Morgan
Chief Executive Officer and President

By: Shannon Greene

Shannon L. Greene
Chief Financial Officer, Chief Accounting Officer and Treasurer

Dated: March 27, 2007

In accordance with the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Tandy Leather Factory, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wray Thompson **Wray Thompson**	Chairman of the Board and Director	March 27, 2007
/s/ Ronald C. Morgan **Ronald C. Morgan**	Chief Executive Officer, President and Director	March 27, 2007
/s/ Shannon L. Greene **Shannon L. Greene**	Chief Financial Officer, Chief Accounting Officer, Treasurer and Director	March 27, 2007
/s/ T. Field Lange **T. Field Lange**	Director	March 27, 2007
/s/ Joseph R. Mannes **Joseph R. Mannes**	Director	March 27, 2007
/s/ L. Edward Martin III **L. Edward Martin III**	Director	March 27, 2007
/s/ Robin L. Morgan **Robin L. Morgan**	Vice President and Assistant Secretary	March 27, 2007
/s/ Michael A. Nery **Michael A. Nery**	Director	March 27, 2007
/s/ William M. Warren **William M. Warren**	Secretary	March 27, 2007

TANDY LEATHER FACTORY, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation of The Leather Factory, Inc., and Certificate of Amendment to Certificate of Incorporation of The Leather Factory, Inc. filed as Exhibit 3.1 to Form 10-Q filed by Tandy Leather Factory, Inc. with the Securities and Exchange Commission on August 12, 2005 and incorporated by reference herein.
3.2	Bylaws of The Leather Factory, Inc., filed as Exhibit 3.2 to the Registration Statement on Form SB-2 of The Leather Factory, Inc. (Commission File No. 33-81132) filed with the Securities and Exchange Commission on July 5, 1994 and incorporated by reference herein.
4.1	Financial Advisor's Warrant Agreement, dated February 12, 2003, between The Leather Factory, Inc. and Westminster Securities Corporation filed as Exhibit 4.1 to Form 10-Q filed by The Leather Factory, Inc. with the Securities and Exchange Commission on May 14, 2003 and incorporated by reference herein.
4.2	Financial Advisor's Warrant Agreement, dated February 24, 2004, between The Leather Factory, Inc. and Westminster Securities Corporation filed as Exhibit 4.1 to Form 10-Q filed by The Leather Factory, Inc. with the Securities and Exchange Commission on May 14, 2004 and incorporated by reference herein.
10.1	Credit Agreement, dated as of October 6, 2004, made by The Leather Factory, Inc., a Delaware corporation, and Bank One, National Association, filed as Exhibit 10.1 to the Current Report on Form 8-K of The Leather Factory, Inc. (Commission File No. 1-12368) filed with the Securities and Exchange Commission on November 5, 2004 and incorporated by reference herein.
10.2	Line of Credit Note, dated October 6, 2004, in the principal amount of up to $3,000,000 given by The Leather Factory, Inc., a Delaware corporation as borrower, payable to the order of Bank One, National Association, filed as Exhibit 10.2 to the Current Report on Form 8-K of The Leather Factory, Inc. (Commission File No. 1-12368) filed with the Securities and Exchange Commission on November 5, 2004 and incorporated by reference herein.
10.3*	Consultation Agreement, dated January 1, 2007, between Tandy Leather Factory, Inc. and J. Wray Thompson.
14.1	Code of Business Conduct and Ethics of The Leather Factory, Inc., adopted by the Board of Directors on February 26, 2004, filed as Exhibit 14.1 to the Annual Report on Form 10-K of The Leather Factory, Inc. (Commission File No. 1-12368) filed with the Securities and Exchange Commission on March 29, 2004 and incorporated by reference herein.
21.1	Subsidiaries of Tandy Leather Factory, Inc. filed as Exhibit 21.1 to the Annual Report on Form 10-K of The Leather Factory, Inc. for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 28, 2003, and incorporated by reference herein.
*23.1	Consent of Weaver & Tidwell LLP dated March 26, 2007
*31.1	13a-14(a) Certification by Ronald C. Morgan, Chief Executive Officer and President
*31.2	13a-14(a) Certification by Shannon Greene, Chief Financial Officer and Treasurer
*32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith.

Board of Directors

Wray Thompson
Chairman of the Board

Shannon L . Greene
Chief Financial Officer & Treasurer
Tandy Leather Factory, Inc.

Ronald C. Morgan
President & Chief Operating Officer
Tandy Leather Factory, Inc.

T. Field Lange (1)
President
Lange & Associates, PC

H.W. Markwardt (1)
Retired

Michael A. Nery (1)
Manager
Nery Capital Partners

Joseph R. Mannes (1)
Managing Director
SAMCO Capital Markets

Michael A. Markwardt (1)
Managing Partner
Legare, LP

(1) Member of Audit Committee, Compensation Committee, and Nominating Committee

Executive Officers of Tandy Leather Factory, Inc.

Wray Thompson
Chief Executive Officer

Shannon L. Greene
Chief Financial Officer

Ronald C. Morgan
President and Chief Operating Officer

Robin L. Morgan
Vice President – Administration

William M. Warren
Secretary and General Counsel

Other Information

Corporate Headquarters
Tandy Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119
817/496-4414
www.leatherfactory.com

Investor Relations
Information requests should be forwarded to:
Shannon L. Greene
Chief Financial Officer

Transfer Agent
Computershare Trust Company
350 Indiana Street, Suite 800
Golden, CO 80401
303/262-0600

Stock Listing
Symbol: TLF
American Stock Exchange

Independent Public Accountants
Weaver & Tidwell, LLP
Fort Worth, Texas

Annual Meeting of Stockholders
May 22, 2007
11:00 a.m.
Stohlman Museum & Gallery
Tandy Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119





Tandy Leather Factory
The premier source for
leather & leathercraft supplies


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Release the Outlaw in you
tandy Leather Factory



Tandy Leather Factory Locations

Montgomery, AL
Little Rock, AR
Phoenix, AZ
Phoenix, AZ
Tempe, AZ
Tucson, AZ
Fountain Valley (Orange County), CA
Fresno, CA
Highland (San Bernardino), CA
La Mesa (San Diego), CA
Baldwin Park (Los Angeles), CA
Sacramento, CA
San Mateo, CA
Union City, CA
Ventura, CA
Van Nuys, CA
Colorado Springs, CO
Denver, CO
Littleton (Denver), CO
Westminster (Denver), CO
East Hartford, CT
Jacksonville, FL
Lauderhill, FL
Tampa, FL
Winter Park (Orlando), FL
Tucker (Atlanta), GA
Boise, ID
Elgin (Chicago), Il
Peoria, Il
Merrillville, IN
Speedway (Indianapolis), IN
Des Moines, IA

Wichita, KS
Louisville, KY
Metairie (New Orleans), LA
Essex (Baltimore), MD
Boston, MA
Grand Rapids, MI
Westland (Detroit), MI
Bloomington (Minneapolis), MN
St. Paul, MN
Kansas City, MO
Springfield, MO
St. Louis, MO
Billings, MT
Omaha, NE
Reno, NV
Albuquerque, NM
Albuquerque, NM
Syracuse, NY
Charlotte, NC
Raleigh, NC
Cincinnati, OH
Cleveland, OH
Columbus, OH
Oklahoma City, OK
Tulsa, OK
Portland, OR
Allentown, PA
Delmont (Pittsburgh), PA
Harrisburg, PA
Memphis, TN
Nashville, TN
Amarillo, TX

Austin, TX
Dallas, TX
Deer Park (Houston), TX
El Paso, TX
Fort Worth (east), TX
Fort Worth (west), TX
Houston, TX
Missouri City (Houston), TX
Irving, TX
Lubbock, TX
Mesquite (Dallas), TX
San Antonio, TX
San Antonio, TX
Roy, UT
Salt Lake City, UT
Salt Lake City, UT
Richmond, VA
Seattle, WA
Spokane, WA
Tacoma, WA

CANADIAN LOCATIONS

Calgary, AB
Edmonton, AB
Vancouver (Surrey), BC
Winnipeg, MB
Dartmouth (Halifax), NS
Barrie, ON
Scarborough, ON
Mississauga (Toronto), ON

MID-CONTINENT

Cowetta, OK

Tandy Leather Factory, Inc.
2006 Annual Report

TANDY LEATHER FACTORY, INC.

3847 East Loop 820 South
Fort Worth, Texas 76119

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date	11:00 a.m. local time on Tuesday, May 22, 2007
Place	Stohlman Museum and Gallery Tandy Leather Factory, Inc. 3847 East Loop 820 South Fort Worth, Texas 76119
Items of Business	(1) To elect directors (2) To ratify the 2007 Director Non-Qualified Stock Option Plan (3) To consider such other business as may properly come before the meeting
Adjournments and Postponements	Any action on the items of business described above may be considered at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.
Record Date	You are entitled to vote only if you were a shareholder of our common stock at the close of business on April 20, 2007.
Voting	**Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy or voting instructions for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. For specific instructions on how to vote your shares, please refer to the section titled "Questions and Answers" in this proxy statement and the instructions on the proxy or voting instruction card.**

Please advise our transfer agent, Computershare Trust Company, 350 Indiana Street, Suite 800, Golden, Colorado 80401, of any change in your address.

By Order of the Board of Directors,

William M. Warren
General Counsel and Secretary

This notice of annual meeting and proxy statement and proxy card are being distributed on or about April 25, 2007.

[THIS PAGE LEFT BLANK INTENTIONALLY]

Tandy Leather Factory, Inc.

3847 E Loop 820 South - PO Box 50429 - Fort Worth, TX 76105-0429
Phone: 817-496-4414 - Fax: 817-496-9806 - Toll Free 800-433-3201

Tandy Leather Factory, Inc. is an American Stock Exchange Company "TLF"

To our Stockholders:

On behalf of the board of directors, it is my pleasure to invite you to attend the Annual Meeting of Stockholders of Tandy Leather Factory, Inc. on Tuesday, May 22, 2007 in Fort Worth, Texas.

At the meeting, in addition to the formal items of business to be brought before the meeting, members of management will report on our operations and respond to stockholder questions.

Your vote is very important. We encourage you to read this proxy statement and vote your shares as soon as possible regardless of whether or not you plan to attend the annual meeting. A return envelope for your proxy card is enclosed for your convenience. Voting now by written proxy will ensure your representation at the annual meeting regardless of whether you attend in person.

Thank you for your continued support of Tandy Leather Factory. We look forward to seeing you at the meeting on May 22.

Sincerely,

Wray Thompson

Wray Thompson
Chairman of the Board of Directors

QUESTIONS AND ANSWERS

Why did I receive this proxy statement?

Because you are a stockholder of Tandy Leather Factory, Inc. as of the record date and entitled to vote at the 2007 Annual Meeting of Stockholders, our board of directors is soliciting your proxy to vote at the meeting.

This Proxy Statement summarizes the information you need to know to vote at the Annual Meeting. This Proxy Statement and form of proxy were first mailed to stockholders on or about April 25, 2007.

What am I voting on?

You are voting on two items:

- Election of seven directors for a term of one year, and
- Ratification of the 2007 Director Non-Qualified Stock Option Plan ("2007 Director Plan").

What are the voting recommendations of the board of directors?

- The board recommends a vote FOR each of the director nominees, and
- The board recommends a vote FOR the ratification of the 2007 Director Plan.

Will any other matters be voted on?

We do not know of any other matters that will be brought before the stockholders for a vote at the Annual Meeting. If any other matter is properly brought before the meeting, your signed proxy card gives authority to William Warren, our Secretary, and Robin Morgan, our Vice-President of Administration, our Proxy Committee, to vote on such matters at their discretion.

Who is entitled to vote?

Stockholders of record as of the close of business on April 20, 2007 (the record date) are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Many stockholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Transfer Corporation, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the meeting, unless you bring with you a legal proxy from the stockholder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee how to vote your shares.

How do I vote?

If you are a stockholder of record, there are three ways to vote:

- By Internet at www.proxyvote.com;
- By completing and mailing your proxy card; or
- By written ballot at the meeting.

If you vote by Internet, your vote must be received by 11:59 PM Eastern Time on May 21st, the business day before the meeting. Your shares will be voted as you indicate. If you return your proxy card, but you do not indicate your voting preferences, the Proxy Committee will vote your shares affirmatively.

If your shares are held in a brokerage account in your broker's name (this is called street name), you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions via the Internet to your broker or nominee. If you provide specific voting instructions by mail or the Internet, your shares should be voted by your broker or nominee as you have directed.

We will distribute written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a legal proxy from your broker to vote at the meeting.

Is my vote confidential?

Yes. It is our policy that all proxies, ballots, and vote tabulations that identify the vote of a stockholder will be kept confidential from us and our directors, officers, and employees until after the final vote is tabulated and announced, except in limited circumstances including any contested solicitation of proxies, when required to meet a legal requirement, to defend a claim against us or to assert a claim by us, and when written comments by a stockholder appear on a proxy card or other voting material.

Who counts the votes?

We will appoint two persons as inspectors of election for the meeting who will count the votes cast.

What is the quorum requirement of the meeting?

A majority of the outstanding shares determined on April 20, 2007, represented in person or by proxy at the meeting constitutes a quorum for voting on items at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum, but neither will be counted as votes cast. On April 20, 2007, there were 10,919,568 shares outstanding.

What are broker non-votes?

Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the meeting. In general, the broker or nominee would have the discretion to vote these shares. Should there be any "broker non-votes," they will be counted as shares that are present in determining the presence or absence of a quorum. At present, we are not aware of anything that will come before the meeting involving matters where American Stock Exchange rules bar brokers and nominees from voting if the beneficial owner fails to execute and return a proxy.

What vote is required to approve each proposal?

In the election of directors, each nominee must receive a majority of "FOR" votes cast to be elected. The other proposal requires the approving vote of holders of at least a majority of the outstanding shares.

What does it mean if I get more than one proxy card?

It means your shares are in more than one account. You should vote the shares on all of your proxy cards.

How can I consolidate multiple accounts registered in variations of the same name?

If you have multiple accounts, we encourage you to consolidate your accounts by having all your shares registered in exactly the same name and address. You may do this by contacting our transfer agent, Computershare Trust Corporation, by phone (303/262-0703) or by mail to 350 Indiana Street, Suite 800, Golden, Colorado 80401.

What if I want to change my vote?

You can change your vote on a proposal at any time before the meeting for any reason by revoking your proxy. Proxies may be revoked by:

- Filing a written notice of revocation, bearing a date later than the proxy date, with our secretary at or before the meeting;
- Properly executing a later proxy relating to the same shares; or
- Attending the meeting and voting in person; however, attendance at the meeting will not in and of itself constitute a revocation of a proxy.

Any written notice revoking a proxy should be sent to: Secretary, Tandy Leather Factory, Inc., P.O. Box 50429, Fort Worth, Texas 76105-0429.

Where can I find the voting results of the Annual Meeting?

We plan to announce preliminary voting results at the meeting and publish final results in our quarterly report on SEC Form 10-Q for the second quarter of 2007.

How can I receive a copy of the annual report?

We provide a free copy of our Annual Report on Form 10-K that includes the financial statements and schedules, but does not include the exhibits. If you would also like the report's exhibits, we will provide copies of the exhibits. We may charge a reasonable fee for providing these exhibits.

In order to receive this report, you must request a report in writing and mail the request to Tandy Leather Factory, Inc., P.O. Box 50429, Fort Worth, Texas 76105-0429, Attention: Shannon L. Greene, Chief Financial Officer. In addition, information concerning obtaining our complete Form 10-K with exhibits and other securities filings from the Securities and Exchange Commission and our website is contained in Item 1 of the enclosed Form 10-K.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the following as of March 31, 2007:

- Beneficial owners of more than 5 percent of the outstanding shares of our stock, other than our officers and directors;
- Beneficial ownership by our current directors and the named executive officers set forth in the Summary Compensation table on page 14; and
- Beneficial ownership by all our current directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the Securities and Exchange Commission and information provide to us, except where otherwise noted.

Name and Address	Shares beneficially owned (1)	Percent of Class
Tandy Leather Factory, Inc. Employees' Stock Ownership Plan & Trust(2) PO Box 50429, Fort Worth, TX 76105-0429	929,069	8.51%
Wellington Management Company, LLP (3) 75 State Street, Boston, MA 02109	1,330,025	12.18%
Austin W. Marxe and David M. Greenhouse (4) 527 Madison Avenue, Suite 2600,New York, NY 10022	800,000	7.33%
Nery Capital Partners, L.P. (5) 959 Merrimon Avenue, Suite 6 – Box 9, Asheville, NC 28804	1,005,000	9.09%
Wray Thompson(6)	221,496	2.00%
Ron & Robin Morgan(7)	1,798,932	16.27%
Shannon L. Greene(8)	166,681	1.51%
T. Field Lange(9)	7,000	*
Joseph R. Mannes(10)	23,000	*
L. Edward Martin III(11)	-	*
All Current Directors and Executive Officers as a Group (8 persons)	3,222,109	29.14%

* Represents beneficial ownership of less than 1% of our outstanding common shares.

(1) The amounts reflected in this column include common shares owned directly or indirectly in which there is sole voting and/or vote investment power, except as otherwise noted. To our knowledge, none of these shares have been pledged. The inclusion herein of shares listed as beneficially owned does not constitute an admission of beneficial ownership. In accordance with SEC rules, the amounts reflected in this column also include options to acquire the underlying common shares within 60 days following March 31, 2007.

(2) The Trustee of the Employees' Stock Ownership Plan & Trust ("ESOP") votes the 929,069 shares held by the ESOP that are allocated to participant accounts as directed by the participants or beneficiaries of the ESOP. Except in certain limited circumstances, the Trustee may acquire and dispose of the assets of the ESOP only as the ESOP Committee directs. The ESOP Committee is made up of certain officers and other employee participants of ours and presently consists of Robin L. Morgan, Shannon L. Greene, and three other employees. As members of this Committee, these persons may be deemed to share investment power with respect to the allocated shares held by the ESOP. Each member of the ESOP Committee disclaims beneficial ownership of the securities held by the ESOP except for those that have been allocated to the member as a participant in the ESOP. The total number of shares held by the ESOP includes 269,841 shares that are beneficially owned by the Executive Officers and are also included in the directors and executive officers ownership amounts as being owned by those persons.

(3) We have received a copy of a report on Schedule 13G, with a signature dated March 12, 2007 disclosing 385,800 shares with shared voting power and 1,330,025 shares with shared dispositive power.

(4) We have received a copy of a statement of changes in beneficial ownership on Form 4, with a signature dated February 26, 2007.

(5) Michael A. Nery, one of our directors, is the owner of an investment advisory firm that directs the investments of Nery Capital Partners, L.P., which is the record holder of the shares indicated.

(6) Wray Thompson, Chairman of the Board, holds 145,187 shares directly and 76,309 shares in the ESOP.

(7) Ron Morgan, a director and our Chief Executive Officer and President, and Robin Morgan, our Vice President of Administration and Assistant Secretary, are married. Shares beneficially owned by Mr. and Mrs. Morgan are held as community property. They hold 1,617,810 shares directly and 181,122 shares in the ESOP.

(8) Shannon Greene, a director and Chief Financial Officer and Treasurer, holds 39,270 shares directly, 12,411 shares in the ESOP, and 115,000 shares that can be acquired within 60 days of March 31, 2007.

(9) T. Field Lange, a director, holds 1,000 shares directly and 6,000 shares in options that will vest within 60 days of March 31, 2007.
(10) Joseph R. Mannes, a director, holds 7,000 shares directly and 16,000 shares in options that will vest within 60 days of March 31, 2007.
(11) L. Edward Martin was named a director effective January 23, 2007.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Board of Directors Recommends a Vote "FOR" All Nominees.

All directors are to be elected at the Annual Meeting to hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Currently there are seven directors. It is the intention of the persons named in the accompanying form of proxy card to vote for the election of all seven nominees listed below for election as our directors unless authority to so vote is withheld. All nominees have indicated their willingness to serve for the ensuing term. If any nominee is unable or declines to serve as a director at the date of the Annual Meeting, the persons named in the proxy card have the right to use their discretion to vote for a substitute.

Wray Thompson, 75, has served as our Chairman of the Board since June 1993. He also served as Chief Executive Officer from June 1993 to December 2006 and as President from June 1993 to January 2001. Mr. Thompson was one of our co-founders.

Shannon L. Greene, 41, has served as our Chief Financial Officer and Treasurer since May 2000 and as a director since January 2001. From September 1997 to May 2000, Ms. Greene served as our controller and assistant controller. Ms. Greene, a certified public accountant, is a member of our Employees' Stock Ownership Plan (ESOP) Committee. Her professional affiliations include the American Institute of Certified Public Accountants, the Texas Society of Certified Public Accountants, the Fort Worth Association of Financial Professionals, the National Investor Relations Institute, and Financial Executives International.

T. Field Lange, 39, has served as a director of ours since May 2003. Mr. Lange, a certified public accountant, is the president of Lange & Associates, P.C., a public accounting firm in Fort Worth, Texas. His professional affiliations include the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

Joseph R. Mannes, 48, has served as a director of ours since May 1998. Currently, Mr. Mannes serves as the managing director in the corporate finance department of SAMCO Capital Markets, a Dallas, Texas broker-dealer. He also serves on the advisory board of Conchemco, Inc. and is chairman of HiTech Creations, Inc. Mr. Mannes holds a Chartered Financial Analyst designation.

L. Edward Martin III, 40, has served as a director of ours since January 2007. Since 2000, Mr. Martin has served as the Executive Vice President and Chief Operating Officer of The Dunlap Company, a private company operating a chain of 40 department stores in 8 states. He joined The Dunlap Company in 1998 as Senior Vice President and General Counsel. He holds a law degree from the University of Texas School of Law in Austin, Texas. Mr. Martin is a Board Member of the Texas Retailers Association and a member of the State Bar of Texas.

Ronald C. Morgan, 59, has served as our President since January 2001 and has served as Chief Operating Officer and director since June 1993. Mr. Morgan was also one of our co-founders.

Michael A. Nery, 34, has served as a director of ours since December 2003. Since September 1999, his investment advisory firm has directed the investments of Nery Capital Partners, L.P., an investment fund based in Ashville, NC.

The information relating to the occupations and security holdings of our directors is based upon information received from them.

ADDITIONAL INFORMATION CONCERNING OUR BOARD OF DIRECTORS

- *Meeting Attendance*

During fiscal 2006, the board of directors held five meetings. All current directors who served during 2006 attended 75% or more of the aggregate of the total number of meetings of the board of directors and of committees of the board of which he or she was a member. Although we do not have a formal policy regarding director attendance at our Annual Meeting, all directors are expected to attend the meeting and in 2006, all directors were in attendance.

- *Director Independence*

The board of directors has considered the listing requirements of the American Stock Exchange for "independence" of directors, and it has determined that T. Field Lange, Joseph R. Mannes, L. Edward Martin III and Michael A. Nery, our non-employee directors, are independent. Our independent directors hold executive sessions at least once a year.

- *Director Compensation*

Non-employee directors receive $1,000 for each board meeting attended in person, $500 for each board meeting attended via telephone and $500 for each committee meeting attended, with the exception of the committee chairman who receives $750 for each committee meeting attended. We entered into a consulting agreement with Wray Thompson effective January 1, 2007, pursuant to which we pay Mr. Thompson $100,000 per year for serving as our Chairman of the Board. If the stockholders approve our 2007 Director Non-Qualified Stock Option Plan at the annual meeting, we will issue options to acquire 3,000 shares of our common stock to each of our independent directors each year beginning in 2007. The 2007 Director Plan is described in more detail below.

2006 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by us to our non-employee directors during the year ended December 31, 2006. Our directors who are also employees (and Wray Thompson, who now serves us as a consultant) receive no additional compensation for serving as directors.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Joseph R. Mannes	$7,750	$7,750
T. Field Lange	6,000	6,000
Michael A. Nery	5,750	5,750
H.W. Markwardt(1)	5,000	5,000
Michael Markwardt(2)	5,500	5,500

(1) Resigned in September 2006
(2) Resigned in January 2007

If the stockholders approve our 2007 Director Non-Qualified Stock Option Plan at the annual meeting, we will issue options to acquire 3,000 shares of our common stock to each of our independent directors each year beginning in 2007. The 2007 Director Plan is described in more detail below.

- *Committees*

As of the date of this proxy statement, our board has four committees: (1) Audit, (2) Compensation, (3) Nominating, and (4) 2007 Director Non-Qualified Stock Option Plan Committee. The membership during the last fiscal year and the function of each committee are described below.

Name of Director	Audit	Compensation	Nominating	Director Non-Qualified Stock Option Plan
Non-Employee Directors:				
T. Field Lange	X	C	C	
Joseph R. Mannes	X	X	X	
L. Edward Martin, III	C	X	X	
Michael A. Nery	X	X	X	
Employee Directors:				
Shannon L. Greene				X
Ron Morgan				X
Wray Thompson (1)				C
Number of Meetings in Fiscal 2006	5	1	0	0

X = Committee member; C = Committee Chairman

(1) We treat Wray Thompson as an Employee Director for the purposes of his compensation as a director although he resigned as our CEO and as an employee effective December 31, 2006. He continues to serve as our Chairman of the Board under a consulting arrangement pursuant to which we pay Mr. Thompson $100,000 per year.

Nominating Committee

We have a nominating committee consisting of five directors, all of whom are "independent" under the American Stock Exchange rules. The committee met one time during 2006.

The board of directors has adopted a written charter for the Nominating Committee, which is available on our website at www.leatherfactory.com. This charter provides that the Nominating Committee is responsible for identifying individuals qualified to become directors consistent with criteria established by the board of directors. Although the board of directors has not yet established these criteria, the charter also provides that the Nominating Committee shall take into account such additional factors as it deems appropriate in evaluating candidates. These factors may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which a candidate would fill a present need on the committee. In addition, the charter states that the committee will consider stockholder recommendations of director nominees, as well as nominations by our senior officers. The committee plans to evaluate all director nominees in a like manner without regard as to who recommended the nomination. Traditionally, we have not engaged third parties to identify or evaluate potential directors or to assist in that process. In addition, the Nominating Committee makes a review and evaluation at least annually of the board of directors and the committee's own performance. Further, the committee recommends persons to serve on the committee as members, as well as the possible removal of any incumbent committee members.

Stockholders may nominate director nominees for consideration by writing to our corporate secretary at 3847 East Loop 820 South, Fort Worth, Texas 76119. Any such nomination must include:

- As to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor regulation thereto (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

- The nominating stockholder's name and address, as they appear on our books, and the class and number of our shares beneficially owned by him.

In order to be considered by the Nominating Committee with respect to nominees for the 2008 Annual Meeting of Stockholders, prospective nominee recommendations must be received by the corporate secretary no later than 30 days and no earlier than 60 days before such meeting.

Audit Committee

The Audit Committee's basic role is to assist the board in fulfilling its fiduciary responsibility pertaining to our accounting policies and reporting practices. Among other duties, the Audit Committee is to be the board's principal agent in assuring the independence of our outside auditor, the integrity of management, and the adequacy of disclosures to stockholders. The board has determined that all members of the Audit Committee are "independent" under the applicable rules of the American Stock Exchange and that Joseph R. Mannes, chairman of the Audit Committee in 2005 and 2006, and T. Field Lange, committee member, both qualify as an "audit committee financial expert" as defined by the SEC. The board of directors has adopted a written charter for the Audit Committee, which is available on our website at www.leatherfactory.com. The committee met five times during 2006. The Report of the Audit Committee for the fiscal year ended December 31, 2006 appears below.

Our Audit Committee selected Weaver & Tidwell, LLP to serve as our independent public accountant for the year ended December 31, 2006. A representative of Weaver & Tidwell is expected to attend our annual meeting. The representative will have the opportunity to make a statement at the meeting and respond to appropriate questions from you, our stockholders. The Audit Committee has not made a recommendation to the board regarding the retention or non-retention of Weaver & Tidwell, LLP as independent outside auditor for 2007. The committee historically meets in the fall to discuss the selection of auditors for the current year.

Audit Fees. Weaver & Tidwell performed the audits of our 2005 and 2006 financial statements, as well as the reviews of our Forms 10-Q for the same periods. The amounts shown below are the aggregate amounts paid to Weaver & Tidwell during 2005 and 2006 for services in the categories indicated.

Types of Fees	2005	2006
Audit fees	$58,700	$85,000
Audit-related fees	4,745	-
Tax fees	-	-
All other fees	-	-
Total	$63,445	$80,000

The audit-related fees paid in 2005 related to Sarbanes-Oxley Section 404 work. In accordance with the charter of our Audit Committee as in effect at the relevant times and the rules of the SEC, the Audit Committee approved all of the fees indicated above before the services were provided.

Report of the Audit Committee

As members of the Audit Committee, we oversee the company's financial reporting process on behalf of our board of directors. Management is responsible for the preparation, presentation, and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations.

During 2006, we analyzed the service provided by and associated costs of our external auditing firm. As a result, we recommended and the board approved the appointment of Weaver & Tidwell, LLP as independent auditors for the year ended December 31, 2006. Our auditors are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed our audited financial statements for the year ended December 31, 2006 with our management and has discussed with Weaver & Tidwell, LLP the matters required to be discussed by Statement on Auditing Standards Board Standard No. 61, as amended, "*Communication with Audit Committees.*" In addition, Weaver & Tidwell, LLP has provided the audit committee with the written disclosures and the letter required by Independence Standards Board Standards No. 1, "*Independence Discussions with Audit Committees,*" and the audit committee has discussed with Weaver & Tidwell, LLP their independence from Tandy Leather Factory, Inc. and our management.

Based on these reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

JOSEPH R. MANNES, *Chairman*
T. FIELD LANGE
MICHAEL A. NERY

****

COMPENSATION DISCUSSION AND ANALYSIS

The primary focus of our executive compensation programs is to improve our performance year over year and over a longer-term period. The compensation programs were designed to provide the tools ncessary to hire executives with the skills needed to manage the company to meet these goals and to retain them over the long-term. In developing the programs, a key consideration was to have plans that were easy to understand and administer while being competitive with companies of similar size and philosophy. Over the past several years, management and the Compensation Committee have worked to refine the compensation programs used to ensure that they support these goals and our ongoing business goals. Our philosophy has been to reward team performance, measured by our overall results. Each executive officer's compensation is linked to their individual contribution toward increases in the size of our operations, our income, and increases in stockholder value.

The Compensation Committee is responsible for recommending to the board of directors the compensation program of the executive officers. The committee submits all issues concerning executive compensation to the full board of directors for approval. This committee does not review or approve stock option grants.

Compensation for our executive officers consists of the following components:

- Base salary;
- Annual incentive bonus;
- Long-term incentives in the form of stock option grants;
- Retirement and other benefits.

Each of these elements of pay is described below.

Base salary. Base salaries are intended to reward our executive officers based upon their roles within the company and for their performance in those roles. Base salaries are established when an executive officer is hired, based on prior experience and compared to salaries for comparable positions in other companies. Base salaries are generally increased annually assuming our financial performance is satisfactory.

Bonuses. Historically, we award discretionary bonuses to our executive officers as well as certain other employees. We determine these bonuses on a subjective basis, considering prior bonus amounts awarded, business prospects for the upcoming year, and the improvement in our net income for the year in question. The Compensation Committee determines the bonuses awarded to the executive officers, while the executive officers determine bonuses awarded to non-officer employees.

Stock options. Stock options are used to promote an ongoing focus on improvements in our total return to stockholders, by ensuring that, over time, a significant amount of each executive officer's total wealth opportunities are dependent upon this return. Ms. Greene is the only executive officer who is eligible for stock option grants as our stock option plan specifically prohibits grants of stock options to Mr. Thompson, Mr. Morgan and Ms. Morgan. No options were granted to Ms. Greene during 2006.

Retirement and other benefits. Our benefits program includes retirement plans and group insurance plans. The objective of the program is to provide Executive Officers with reasonable and competitive levels of protection against the four contingencies (retirement, death, disability and ill health) that could interrupt the Executive Officer's employment and/or income received as an active employee. Our retirement plans are designed to provide a competitive level of retirement income to our executive officers and to reward them for continued service with the company. The retirement program for executive officers consists of two tax-qualified plans (an Employee Stock Ownership Plan and a 401(k) Plan) that cover all full-time employees. The group insurance program consists of life and health insurance benefits plans that cover all full-time employees.

Certain executive officers have roles in the compensation process as follows:

Our CEO generally makes recommendations to the Compensation Committee regarding salary increases and annual bonus awards for other executive officers during the regular merit process. Other executive officers, at the request of the committee, provide data about past practices, awards, costs and participation in various plans, as well as information about the Company's annual and longer-term goals When requested by the Committee, selected executive officers may also participate in discussions with the Committee regarding plan design and structure and provide a perspective to the Committee on how these recommendations may affect recruitment, retention and motivation of our employees.

Compensation Committee Interlocks and Insider Participation

None of the committee members was an officer or former officer of ours nor was any committee member a party to any material transaction or relationship with us during the past year. In addition, none of our executive officers served as a member of the compensation or similar committee or board of directors of any other entity of which an executive officer served on our Compensation Committee or our board of directors.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussion, recommended to the Board that the CD&A be included in Tandy Leather Factory's Form 10-K and Proxy Statement.

COMPENSATION COMMITTEE:

T. FIELD LANGE, *Chairman*
JOSEPH R. MANNES
MICHAEL A. NERY

COMPENSATION TABLES AND OTHER INFORMATION

The following table includes information concerning annual and other compensation for all executive services for the year ended December 31, 2006 paid to our executive officers.

2006 SUMMARY COMPENSATION TABLE

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($) (1)	Total ($)
Wray Thompson, Chairman & Chief Executive Officer (3)	$170,000	-	-	$6,242	$176,242
Shannon L. Greene, Chief Financial Officer & Treasurer	$120,000	$60,000	$21,285	$7,230	$208,515
Ron Morgan, President & Chief Operating Officer (4)	$165,000	-	-	$8,992	$173,992
Robin Morgan, Vice President-Admin & Assistant Secretary	$85,000	$15,000	-	$4,395	$104,395

(1) The amounts in this column represent the amounts accrued on behalf of the named individuals for the annual contribution to our ESOP and 401(k) plan company matching contribution.

(2) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of awards pursuant to the 1995 Stock Option Plan and thus includes amounts from awards granted prior to 2006. Assumptions used in the calculation of this amount for fiscal year ended December 31, 2006 are included in footnote 1 to our audited financial statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2007.

(3) Mr. Thompson resigned as our CEO in December 2006. We have entered into a one year consulting agreement with Wray Thompson which began effective January 1, 2007, pursuant to which we will pay Mr. Thompson $100,000 per year for his continued service as our Chairman of the Board. The consulting agreement automatically renews for additional one year periods unless terminated by Mr. Thompson or us.

(4) Mr. Morgan served as our President and COO in 2006. Mr. Morgan was elected our CEO effective on January 1, 2007.

We made no grants of plan-based awards to any of our named Executive Officers during the year ended December 31, 2006.

The following table provides information about outstanding equity awards at December 31, 2006 for each of the named Executive Officers:

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Wray Thompson, Chairman & Chief Executive Officer (1)	n/a	n/a	n/a	n/a
Shannon L. Greene, Chief Financial Officer & Treasurer	40,000 60,000 15,000	- - 10,000	$0.9375 $1.35 $4.24	9/13/10 5/24/11 9/16/13
Ron Morgan, President & Chief Operating Officer (2)	n/a	n/a	n/a	n/a
Robin Morgan, Vice President-Admin & Asst Secretary	n/a	n/a	n/a	n/a

(1) Mr. Thompson resigned as our CEO in December 2006. We have entered into a one year consulting agreement with Wray Thompson which began effective January 1, 2007, pursuant to which we will pay Mr. Thompson $100,000 per year for his continued service as our Chairman of the Board. The consulting agreement automatically renews for additional one year periods unless terminated by Mr. Thompson or us.
(2) Mr. Morgan served as our President and COO in 2006. Mr. Morgan was elected our CEO effective on January 1, 2007.

The following table summarizes options exercised and stock awards that vested during the year ended December 31, 2006 for each of the named Executive Officers:

OPTION EXERCISES AND STOCK VESTED IN 2006

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Wray Thompson Chairman & Chief Executive Officer (1)	n/a	n/a
Shannon L. Greene Chief Financial Officer & Treasurer	10,000	$62,625
Ron Morgan President & Chief Operating Officer (2)	n/a	n/a
Robin Morgan Vice President-Admin & Asst Secretary	n/a	n/a

(1) Mr. Thompson resigned as our CEO in December 2006. We have entered into a one year consulting agreement with Wray Thompson which began effective January 1, 2007, pursuant to which we will pay Mr. Thompson $100,000 per year for his continued service as our Chairman of the Board. The consulting agreement automatically renews for additional one year periods unless terminated by Mr. Thompson or us.
(2) Mr. Morgan served as our President and COO in 2006. Mr. Morgan was elected our CEO effective on January 1, 2007.

RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Since the beginning of our last fiscal year, there have been no transactions, and there is no currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person, as defined under the Securities Act of 1933, as amended, had or will have a direct or indirect material interest. Such related persons include our directors and executive officers, nominees for director and their immediate family members.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Sections 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownerships and changes in ownership of our securities with the Securities and Exchange Commission. We believe that, during fiscal 2006, our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements, with the following exceptions: Form 4's were not filed timely on three transactions during the year - two occurring on November 15, 2006 (Directors, H.W. Markwardt and Michael Markwardt) and one on December 11, 2006 (Director and Officer Shannon Greene). We believe that the lack of timely filing was a result of an oversight by the parties involved. Late filings on these transactions were made on November

20, 2006 and December 15, 2006, respectively. Our disclosure on this topic is based solely on review of the information provided to us by persons subject to these requirements.

PROPOSAL TWO: RATIFICATION OF THE 2007 DIRECTOR NON-QUALIFIED STOCK OPTION PLAN

The Board of Directors Recommends a Vote "FOR" the Ratification of the 2007 Director Non-Qualified Stock Option Plan.

Our Board of Directors of the Company adopted the Tandy Leather Factory, Inc. 2007 Director Non-Qualified Stock Option Plan (the "2007 Director Plan"), effective March 22, 2007. The 2007 Director Plan is submitted for stockholder approval at the 2007 Annual Meeting of Stockholders, because under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), stockholder approval is required to permit future stock option grants to non-employee directors under the 2007 Director Plan to be exempt from the Securities and Exchange Commission regulations on short-swing trading. These regulations provide that all profits realized from a purchase and a sale or a sale and a purchase of a company's securities within any six month period by a director, an officer, or the owner of more than 10% of any registered class of a company's capital stock must be returned to the company. The receipt of an option grant is deemed to be a purchase for the purposes of such regulations unless the option grant is exempt under Rule 16b-3. An option grant that is not exempt must therefore be matched with any sale of common stock to determine whether a short-swing profit was earned. The lack of an exemption from the short-swing trading regulations for an option grant could cause a new non-employee director inadvertently to violate the short-swing trading result by receiving an automatic grant under the 2007 Director Plan, if such director had sold any shares of common stock during the period beginning six months prior to, and ending six months after, the date of the option grant. Even an inadvertent violation would cause a new non-employee director to be required to return any short-swing profits to the company. The lack of an exemption could make it more difficult to attract outside directors to us.

Stockholder approval of the 2007 Director Plan is also required by the rules of the American Stock Exchange.

The 2007 Director Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The 2007 Director Plan is not a "qualified plan" within the meaning of Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The 2007 Director Plan will terminate on March 22, 2017, and thereafter no options may be granted thereunder. The Board of Directors may amend or discontinue the 2007 Director Plan without the approval of the stockholders, subject to certain limitations. See "Amendment of the 2007 Director Plan" below.

The holder of an option granted pursuant to the 2007 Drrector Plan does not have any of the rights or privileges of a stockholder except with respect to shares that have been actually issued. Nothing in the 2007 Director Plan or in any option granted pursuant to the 2007 Director Plan may be construed as to create an employer-employee relationship between us and the participant. The proceeds from the sale of Common Stock pursuant to the exercise of options granted under the 2007 Director Plan will be added to our general funds and used for general corporate purposes.

The provisions of the 2007 Director Plan are summarized below. All such statements are qualified in their entirety by reference to the full text of the 2007 Director Plan, which is attached hereto as Exhibit A.

Purpose and Eligibility. Only our directors who are not our employees ("outside directors") are eligible to receive options under the 2007 Director Plan. Mr. Thompson, the current Chairman of the Board, is specifically excluded from eligibility. At the present time, this group of outside directors consists of four members: Mr. Lange, Mr. Mannes, Mr. Martin, and Mr. Nery.

The purposes of the 2007 Director Plan are to attract outside directors and to encourage performance by providing such persons with a proprietary interest in the company through the granting of stock options. The 2007 Director Plan is designed to help achieve those purposes through the use of stock-based compensation strategies that will attract and retain outside directors who can contribute to our long-term success.

Administration of the 2007 Director Plan. The 2007 Director Plan shall be administered by the Director Plan Committee appointed by our Board of Directors. The current members of the Director Plan Committee are Ms. Greene, Mr. Morgan, and Mr. Thompson. Members of the Director Plan Committee serve at the will of the Board and may be removed, with or without cause, from the Director Plan Committee at any time at the Board's discretion. The Director Plan Committee will make such rules and regulations as it deems appropriate. Any interpretation, determination or other actions made or taken by the Director Plan Committee will be final, binding and conclusive on all parties.

Stock Options. The maximum number of shares of Common Stock presently authorized for issuance under the 2007 Director Plan is 100,000, subject to adjustment for stock splits and similar events. Shares to be optioned and sold may be made available from either authorized but unissued Common Stock or Common Stock held by us in our treasury. If an option granted under the 2007 Director Plan terminates or expires without having been exercised in full, the unexercised shares subject to that option will be available for further grants or options under the 2007 Director Plan.

All stock options granted under the 2007 Director Plan are designated as stock options that are not intended to qualify for special tax treatment under Section 422 of the Code ("non-qualified stock options"). See "Certain Federal Income Tax Aspects" below. Each non-qualified stock option granted under the 2007 Director Plan is required to be evidenced by a stock option agreement, which sets forth the material terms and provisions of the stock option.

Upon approval by the stockholders, under the 2007 Director Plan, a one-time stock option for 3,000 shares of Common Stock shall be granted to each individual who is serving as an outside director of ours on that date. In future years, a stock option for 3,000 shares of Common Stock shall be granted to each individual who is serving as an outside director of ours on that date, and if an individual first becomes an outside director of ours within six months after March 22 of a year, such individual shall be granted a Stock Option for 3,000 shares of Common Stock immediately upon becoming an outside director. In no event may a director receive more than one grant of a stock option for the same year under the 2007 Director Plan. The exercise price for all stock options granted under the 2007 Director Plan is 100% of the fair market value of the Common Stock on the date of grant. The option period extends for ten years from the date the option is granted, subject to earlier forfeiture in the event a director ceases to serve as such. See "Restrictions" below.

On the date that the participant desires to exercise stock options, the participant is required to deliver to us the total exercise price of the shares to be purchased, in cash, or by means of a certified check, a bank draft, a money order or any other form of payment which is acceptable to the Director Plan Committee. If the participant fails to pay for any of the option shares or fails to accept delivery of those shares, the participant's right to purchase shares may be terminated by us.

Restrictions. The options granted and to be granted under the 2007 Director Plan, without the prior written consent of the Director Plan Committee, are not transferable or assignable other than by will or by the laws of descent and distribution or pursuant to the terms of a qualified domestic relations order as defined in the Code.

Stock options may be exercised at any time during the option period after the expiration of six months from the Date of Grant. Upon termination of the participant's service as a director with us due to death or total and permanent disability, his or her option may be exercised for a period of 12 months after such termination of service, unless the expiration of the original option period is sooner. Total and permanent disability is defined as the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period for not less than 12 months. Upon the termination of the participant's service as a director with us by reason of retirement after attaining our normal retirement age, he or she may exercise such option for a period of three months after such retirement.

In the event of a termination of a participant's service as a director other than as a result of death, retirement after attaining our normal retirement age or total and permanent disability, the participant will forfeit all previously vested and unexercised stock options on the 30th day after the date of termination. In the event of termination of employment prior to the date of such stockholder approval, however, this 30-day period will commence on the date of such stockholder approval.

We are not required to sell or issue shares of Common Stock under any stock option if the issuance of Common Stock would violate any provisions of any law or regulation of any governmental authority or any national securities exchange or other forum in which shares of Common Stock are traded (including Section 16 of the 1934 Act). As a condition of any sale or issuance of shares of Common Stock under a stock option, the Director Plan Committee may require such agreements or undertakings, if any, as may deem necessary or advisable to assure compliance with any such law or regulation.

Adjustments. The 2007 Director Plan provides that the number of shares issuable under the 2007 Director Plan and upon exercise of outstanding options and the exercise prices of such options are subject to such adjustments as are appropriate to reflect any stock dividend, stock split, share combination, exchange of shares, recapitalization or increase or decrease in shares of Common Stock without receipt of consideration of or by the Company. If we merge or consolidate, transfer all or substantially all of our assets to another entity or dissolve or liquidate, then under certain circumstances a holder of an option will be entitled to purchase the equivalent number of shares of stock, other securities, cash or property that the option holder would have been entitled to receive had he or she exercised his or her option immediately prior to such event. Notwithstanding these adjustment provisions, all stock options granted under the 2007 Director Plan may be canceled by us upon a merger or consolidation of the company in which we are not the surviving or resulting corporation, or the reorganization, dissolution or liquidation of the company, subject to each optionee's right to exercise his or her option as to the shares of Common Stock covered by that option for a period of 30 days immediately preceeding the effective date of such event. Upon the occurrence of an event requiring adjustment of the exercise price or shares issuable upon exercise, we are required to mail a copy of our computation of the adjustment to all optionees, which will be binding on each optionee.

If we make a partial distribution of our assets in the nature of a partial liquidation (except for certain cash dividends) then the exercise prices then in effect with respect to each outstanding stock option will be reduced in proportion to the percentage reduction in the tangible book value of the shares of our Common Stock as a result of such distribution.

Amendment of the 2007 Director Plan. The 2007 Director Plan provides that the Board of Directors may from time to time discontinue or amend the 2007 Director Plan without the consent of the stockholders unless such discontinuance or amendment (i) materially increases the benefits accruing to participants under the 2007 Director Plan, (ii) materially increases the number of securities that may be issued under the 2007 Director Plan or (iii) materially modifies the requirements as to eligibility for participation in the 2007 Director Plan. In addition, if an amendment would adversely affect an outstanding stock option, the consent of the participant holding that option must be obtained, unless the Board of Directors determines that the application to outstanding options of an accounting standard in accordance with any statement issued by the Financial Accounting Standards Board concerning the treatment of stock options would have a significant, adverse effect on our financial statements. The Board of Directors may cancel and revoke all outstanding stock options that are deemed to cause such adverse effect, and the holders of these options will not have any further rights to the options. The provisions of the 2007 Director Plan governing the eligibility of participants and the amount, timing and exercise price of options to be granted under the 2007 Director Plan cannot be amended more than once every six months other than to comport with changes in the Code, ERISA or rules thereunder.

Certain Federal Income Tax Aspects. The granting of a non-qualified stock option plan will not result in federal income tax consequences to either us or the optionee. Upon the exercise of a non-qualified stock option, the optionee will recognize ordinary income in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price, and we will be entitled to a corresponding deduction.

For purposes of determining gain or loss realized upon a subsequent sale or exchange of such shares, the optionee's tax basis will be the sum of the exercise price paid and the amount of ordinary income, if any, recognized by the optionee upon the exercise of the option. Any gain or loss realized by an optionee on disposition of such shares generally will be a long-term capital gain or loss (if the shares are held as a capital asset for at least one year) and will not result in any tax deduction to us. Long-term capital gains are currently taxed at a maximum rate of 20% and short-term capital gains are currently taxed as ordinary income. Ordinary income is currently taxed at six rates, depending upon a taxpayer's income level.

Withholding of federal taxes at applicable rates may be required in connection with any ordinary income realized by an optionee by reason of the exercise of stock options granted pursuant to the 2007 Director Plan. We shall have the right to deduct from all amounts hereunder paid in cash or other form, any Federal, state, or local taxes required by law to be withheld with respect to such payments.

Vote Required. The affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to adopt the 2007 Director Plan.

NEW PLAN BENEFITS

The following table provides information with respect to equity to be granted to the non-employee directors pursuant to the 2007 Director Plan, if it is approved by our stockholders.

2007 Director Non-Qualified Stock Option Plan		
Name and Position	**Dollar Value ($) (1)**	**Number of units (1)**
Wray Thompson Chairman & Chief Executive Officer (2) (4)	n/a	n/a
Shannon L. Greene Chief Financial Officer & Treasurer (4)	n/a	n/a
Ron Morgan President & Chief Operating Officer (3) (4)	n/a	n/a
Robin Morgan Vice President-Admin & Asst Secretary (5)	n/a	n/a
Executive Group	-	-
Non-Executive Director Group	$16,466	12,000
Non-Executive Officer Employee Group	-	-

(1) If the 2007 Director Plan is approved, each year beginning in 2007, each of our non-employee directors shall receive 10-year options to acquire 3,000 shares of our common stock, up to a limit of 100,000 shares issuable under the plan. The amounts shown for the Non-Executive Director Group above assumes that options to purchase 3,000 shares were granted to each of our four non-employee directors on March 22, 2007.

(2) Mr. Thompson resigned as our CEO in December 2006. We have entered into a one year consulting agreement with Wray Thompson which began effective January 1, 2007, pursuant to which we will pay Mr. Thompson $100,000 per year for his continued service as our Chairman of the Board. The consulting agreement automatically renews for additional one year periods unless terminated by Mr. Thompson or us.

(3) Mr. Morgan served as our President and COO in 2006. Mr. Morgan was elected our CEO effective on January 1, 2007.

(4) Not eligible for options under the 2007 Director Plan because of employee status with us.

(5) Not eligible for options under the 2007 Director Plan because of employee and non-director status with us.

EXISTING BENEFIT PLANS

The following table sets forth information regarding our equity compensation plans (including individual compensation arrangements) that authorize the issuance of shares of our common stock. The information is aggregated in two categories: plans previously approved by our stockholders and plans not approved by our stockholders. The table includes information for officers, directors, employees and non-employees. All information is as of December 31, 2006. The table below excludes the 2007 Director Non-Qualified Stock Option Plan which is described above.

Plan Category	Column (a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)
Equity compensation plans approved by stockholders	296,200	$2.05	-
Equity compensation plans not approved by stockholders (1)	98,300	3.65	-
TOTAL	561,000	$2.39	44,000

(1) Warrants to acquire up to 100,000 shares of common stock at $3.10 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2003. The warrants may be exercised at anytime until expiration on February 12, 2008. Warrants to acquire up to 50,000 shares of common stock at $5.00 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2004. The warrants may be exercised at anytime until expiration on February 24, 2009. 51,700 of the 150,000 shares underlying such warrants have been previously exercised.

OTHER MATTERS

Solicitation of Proxies

We will pay for the cost of soliciting proxies. Our directors, officers and employees may solicit proxies. They will not be paid for soliciting the proxies but may be reimbursed for out-of-pocket expenses related to the proxy solicitation. Proxies may be solicited in person, by mail, by telephone, by telegram or other means of communication. We will make arrangements with custodians, nominees and fiduciaries in order to forward proxy solicitation materials to beneficial owners of common stock.

Stockholder Proposals for 2007

If you wish to present a proposal for consideration at an annual meeting, you must send written notice of the proposal to our corporate secretary not less than ten days before such annual meeting. We have not received notice of any stockholder proposals to be presented at this year's meeting.

If you would like your proposal to be included in next year's proxy statement, you must submit it to our corporate secretary by no later than December 20, 2007. We will include your proposal in our next annual proxy statement if it is a proposal that we would be required to include pursuant to the rules of the Securities and Exchange Commission. You may write to our corporate secretary at 3847 East Loop 820 South, Fort Worth, Texas 76119 to present a proposal for consideration.

If a stockholder raises a matter at the meeting that requires a stockholder vote, the person to whom you have given your proxy will use his or her discretion to vote on the matter on your behalf. According to our by-laws, any proposal properly raised at the meeting by a stockholder will require the affirmative vote of a majority of the shares deemed present at the meeting, whether in person or by proxy.

Stockholder Communications with Board

Stockholders who wish to communicate with the Chairman or with the independent directors as a group may do so by writing to the corporate secretary at Tandy Leather Factory, Inc., PO Box 50429, Fort Worth, Texas 76105-0429. The corporate secretary will forward your communication to the independent directors or Chairman as requested by the stockholder. All appropriate communications addressed to directors will be reviewed by the corporate secretary. Because other appropriate avenues of communication exist for matters that are not of stockholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of stockholder interest will not be forwarded to the board. The corporate secretary has the option, but not the obligation, to forward these other communications to appropriate channels within the company.

Householding of Annual Meeting Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed those stockholders. This process, which is commonly referred to as "householding", potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive d a separate Proxy Statement, or if you are receiving multiples copies of the Proxy Statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request addressed to

Investor Relations Department, Tandy Leather Factory, Inc., PO Box 50429, Fort Worth, Texas 76105-0429, by calling Investor Relations at 817-496-4414, or by sending an e-mail to Investor Relations at sgreene@tandyleather.com. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement to a registered stockholder at a shared address to which a single copy of the document was delivered.

General Information

A COPY OF FORM 10-K AS FILED WITH THE SEC WILL BE SENT TO ANY STOCKHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST ADDRESSED TO SHANNON L. GREENE, CFO, TANDY LEATHER FACTORY, INC., PO BOX 50429, FORT WORTH, TEXAS 76105-0429.

Management knows of no other business which may be properly brought before the Annual Meeting of Stockholders. However if any other matters shall properly come before such meeting, it is the intention of the persons named in the enclosed Proxy to vote such Proxy in accordance with their best judgment on such matters.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE PROXY IN THE ENCLOSED ENVELOPE, OR TO VOTE ELECTRONICALLY AS DESCRIBED ON PAGE 1 OF THIS PROXY STATEMENT.

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EXHIBIT A

TANDY LEATHER FACTORY, INC.
2007 DIRECTOR NON-QUALIFIED STOCK OPTION PLAN

The 2007 Director Non-qualified Stock Option Plan of Tandy Leather Factory, Inc. (hereinafter called the "Plan") was adopted by the Board of Directors of Tandy Leather Factory, Inc., a Delaware corporation (hereinafter called the "Company), EFFECTIVE AS OF March 22, 2007, subject to approval by the Company's stockholders at the 2007 Annual Meeting of Stockholders.

ARTICLE 1
PURPOSE

The purpose of the Plan is to attract and retain key outside directors of Tandy Leather Factory, Inc. and to provide such persons with a proprietary interest in the Company through the granting of Non-qualified Stock Options that will:

(a) increase the interest of such persons in the Company's welfare;

(b) furnish an incentive to such persons to continue their services for the Company; and

(c) provide a means through which the Company may attract able persons as directors.

ARTICLE 2
DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 "Board" means the board of directors of the Company.

2.2 "Code" means the Internal Revenue Code of 1986, as amended.

2.3 "Committee" means the committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

2.4 "Common Stock" means the common stock, $0.0024 par value, which the Company is currently authorized to issue or may in the future be authorized to issue.

2.5 "Company" means Tandy Leather Factory, Inc., a Delaware corporation.

2.6 "Date of Grant" means the effective date on which a Stock Option is awarded to an outside director as set forth in the applicable Stock Option Agreement.

2.7 "Fair Market Value" of a share of Common Stock means (i) the closing price per share on any stock exchange on which the Common Stock is traded, or (ii) the mean between the closing or average (as the case may be) bid and asked prices per share of Common Stock on the over-the-counter market, whichever is applicable.

2.8 "Option Period" means the period during which a Stock Option may be exercised.

2.9 "Option Price" means the price which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.

2.10 "Participant" shall mean an outside director of the Company to whom a Stock Option is granted under this Plan.

2.11 "Plan" means this 2007 Director Non-qualified Stock Option Plan of Tandy Leather Factory, Inc., as amended from time to time.

2.12 "Retirement" means Termination of Service at or after the Company's normal retirement age.

2.13 "Stock Option" means a non-qualified option to purchase Common Stock of the Company granted under this Plan.

2.14 "Stock Option Agreement" means a written agreement between a Participant and the Company which sets out the terms of the grant of a Stock Option.

2.15 "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and "Subsidiaries" means more than one of any such corporations.

2.16 "Termination of Service as a Director" occurs when a Participant who is an outside director of the Company or any Subsidiary shall cease to serve as a director of the Company and its Subsidiaries, for any reason.

2.17 "Total and Permanent Disability" means total and permanent disability as defined in Section 22(e) of the Code.

ARTICLE 3
ADMINISTRATION

The Plan shall be administered by a committee appointed by the Board ("the Committee"). The Committee shall consist of not fewer than two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board.

The Committee shall select one of its members to act as its Chairman and shall make such rules and regulations for its operation as it deems appropriate. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee. The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and (iii) make such other determination and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.

ARTICLE 4
ELIGIBILITY: GRANT OF OPTIONS

The Committee must grant Stock Options as follows: (i) on March 22, 2008, the Committee would grant each Participant a Stock Option of 5,000 shares; and (ii) on March 22 of each calendar year thereafter, a Stock Option for 3,000 shares of Common Stock shall be granted to each individual who is serving as an outside director of the Company or any Subsidiary on that date; and (iii) if an individual first becomes an outside director of the Company or any Subsidiary within six months after March 22 of a year, such individual shall be granted a Stock Option for 3,000 shares of Common Stock immediately upon becoming an outside director. The Committee shall not grant Stock Options under any other circumstances.

The grant of a Stock Option shall be evidenced by a Stock Option Agreement setting forth the total number of shares of Common Stock subject to the Stock Option, the Option Price, the maximum term of the Stock Option, the Date of Grant, and such other terms and provisions as are approved by the

Committee, but not inconsistent with the Plan. The Company shall execute a Stock Option Agreement with a Participant after the issuance of a Stock Option. Any Stock Option granted pursuant to this Plan must be granted within ten (10) years of the date of adoption of this Plan. The Plan shall be submitted to the Company's stockholders for approval. The Committee may grant Stock Options under the Plan prior to the time of stockholder approval; however, notwithstanding anything to the contrary herein this Plan or in any Stock Option Agreement, no Stock Option may be exercised under the Plan prior to the time of stockholder approval.

ARTICLE 5
SHARES SUBJECT TO PLAN

The Committee may not grant Stock Options under the Plan for more than 100,000 shares of Common Stock of the Company (as may be adjusted in accordance with Articles 12 and 13 hereof), all of which are designated as non-qualified stock options. Shares of Common Stock to be optioned and sold may be made available from either authorized but unissued Common Stock or Common Stock held by the Company in its treasury. Shares of Common Stock previously subject to Stock Options which are forfeited, terminated, or settled in cash in lieu of Common Stock, or expired unexercised, shall immediately become available Stock Options under the Plan.

During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.

ARTICLE 6
OPTION PRICE

The Option Price for any share of Common Stock which may be purchased under a Stock Option shall be One Hundred Percent (100%) of the Fair Market Value of the share on the Date of Grant.

ARTICLE 7
OPTION PERIOD; FORFEITURE

7.1 Option Period. A Stock Option may be exercised in whole or in part at any time during its term. However, in no event may a Stock Option be exercised within six (6) months after its Date of Grant. The Option Period for a Stock Option may be reduced or terminated upon Termination of Service as a Director in accordance with Article 7. No Stock Option granted under the Plan may be exercised at any time after the end of its Option Period. Each Stock Option will terminate at the first of the following to occur:

(a) 5 p.m. on the tenth anniversary of the Date of Grant;

(b) 5 p.m. on the date which is twelve (12) months following the Participant's Termination of Service as a Director due to death or Total and Permanent Disability;

(c) 5 p.m. on the date which is three (3) months following the Participant's Termination of Service as a Director due to Retirement, except as provided in Section 8.2 below; or

(d) 5 p.m. on the 30th day after the day of any other Termination of Service as a Director, except as provided in Section 8.3 below.

7.2 Forfeiture. In the event of a Participant's Termination of Service as a Director other than as a result of death, Retirement, or Total and Permanent Disability, the unexercised portion of the Stock Option previously granted to such Participant shall terminate and be forfeited as of 5 p.m. on the 30th day after the day of the termination; provided, however, that if such termination occurs after the date on which this Plan is approved by the Board of Directors but before it is approved by the stockholders of the Company, such 30-day period shall begin to run on the effective date of such stockholder approval rather than on the date of termination.

ARTICLE 8
TERMINATION OF SERVICE AS A DIRECTOR

In the event of Termination of Service as a Director of a Participant, the Option Period for any Stock Option of the Participant shall be amended in accordance with this Article 8 and such Stock Option may only be exercised as follows:

8.1 Death. In the event of the Participant's death while serving as a non-employee director, his Stock Option may be exercised for a period of twelve (12) months after the Participant's death or until expiration of the original Option Period (if sooner); such Stock Option may be exercised by the Participant's estate or personal representative, or by the person who acquired the right to exercise the Stock Option by bequest or inheritance or by reason of the Participant's death.

8.2 Disability or Retirement. Upon the Termination of the Participant's Service as a Director by reason of Total and Permanent Disability, the Participant or his guardian may exercise such Participant's Stock Option within twelve (12) months after the date of such Termination of Service as a Director. Upon the Termination of the Participant's Service as a Director by reason of Retirement, the Participant may exercise such Participant's Stock Option within three (3) months after his Termination of Service as a Director; provided, however, that if such termination occurs after the date on which this Plan is approved by the Board of Directors but before it is approved by the stockholders of the Company, such three month period shall begin to run on the effective date of such stockholder approval rather than on the date of termination.

8.3 Other Termination. Upon the Termination of the Participant's Service as a Director for any reason other than as a result of death, Retirement, or Total and Permanent Disability, the Participant may, before 5 p.m. on the 30th day after the day of such Termination of Service as a Director, exercise any Stock Options to the extent such Stock Options were exercisable at the date of such Termination of Service as a Director; provided, however, that if such termination occurs after the date on which this Plan is approved by the Board of Directors but before it is approved by the stockholders of the Company, such 30-day period shall begin to run on the effective date of such stockholder approval rather than on the date of termination.

ARTICLE 9
EXERCISE OF OPTION

Stock Options may be exercised during the Option Period, subject to limitations and restrictions set forth in Article 8. Stock Options may be exercised at such times and in such amounts as provided in this Plan and the applicable Stock Option Agreements, subject to the terms, conditions, and restrictions of the Plan.

In no event may a Stock Option be exercised or shares of Common Stock be issued pursuant to a Stock Option if a necessary listing of the shares on a stock exchange or any registration under state or federal securities laws required under the circumstances has not been accomplished. No Stock Option may be exercised for a fractional share of Stock. The granting of a Stock Option shall impose no obligation upon the Participant to exercise that Stock Option.

Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option may be exercised by the delivery of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised and the date of exercise thereof (the "Exercise Date") which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the shares of Common Stock to be purchased, payable as follows: (a) cash, certified check, bank draft, or money order payable to the order of the Company, (b) Common Stock, valued at its Fair Market Value on the date of exercise, and/or (c) any other form of payment which is acceptable to the Committee.

Upon payment of all amounts due from the Participant, the Company shall cause certificates for the Common Stock then being purchased to be delivered to the Participant (or the person exercising the Participant's Stock Option in the event of his death) at its principal business office within ten (10) business days after the Exercise Date. The obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

If the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, the Participant's right to purchase such Common Stock may be terminated by the Company.

ARTICLE 10
AMENDMENT OR DISCONTINUANCE

The Plan may be amended or discontinued by the Board without the approval of the stockholders of the Company unless stockholder approval is required under the terms of the Plan or by any stock exchange on which the shares of Common Stock to be issued upon exercise of the Stock Options are listed. Any amendment to the Plan shall be approved by stockholders if the amendment would:

(a) materially increase the benefits accruing to Participants under the Plan;

(b) materially increase the number of securities which may be issued under the Plan; or

(c) materially modify the requirements as to eligibility for participation in the Plan.

In addition, no amendment may adversely affect an outstanding Stock Option without the consent of the Participant; *provided, however,* that if the Board after consulting with the management of the Company determines that application of an accounting standard in compliance with any statement issued by the Financial Accounting Standards Board concerning the treatment of stock options would have a significant, adverse effect on the Company's financial statements because of the fact that Stock Options granted before the issuance of such a statement are then outstanding, then the Board in its absolute discretion may cancel and revoke all outstanding Stock Options to which such adverse effect is attributed and the holders of those Stock Options shall have no further rights in respect thereof. Such cancellation and revocation shall be effective upon written notice by the Board to the holders of such Stock Options. Articles 4 and 6 shall not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, or the rules thereunder.

ARTICLE 11
TERM

The Plan shall be effective from the date that this Plan is approved by the Board. Unless sooner terminated by action of the Board, the Plan will terminate on March 22, 2017, but Stock Options granted before the date will continue to be effective in accordance with their terms and conditions.

ARTICLE 12
CAPITAL ADJUSTMENTS

If at any time while the Plan is in effect or unexercised Stock Options are outstanding there shall be any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from (1) the declaration or payment of a stock dividend, (2) any recapitalization resulting in a stock split-up, combination, or exchange of shares of Common Stock, or (3) other increase or decrease in such shares of Common Stock effected without receipt of consideration by the Company, except any such increase or decrease in the number of issued and outstanding shares of Common Stock into which shares of Senior Cumulative Convertible Preferred stock, $0.10 par value, of the Company may be converted, then and in such event:

(i) An appropriate adjustment shall be made in the maximum number of shares of Common Stock then subject to being awarded under the Plan, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock shall continue to be subject to being so awarded; and (ii) Appropriate adjustments shall be made in the number of shares of Common Stock and the Option Price thereof then subject to purchase pursuant to each such Stock Option previously granted and unexercised, to the end that the same proportion of the Company's issued and outstanding shares of Common Stock in each such instance shall remain subject to purchase at the same aggregate Option Price. Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of or Option Price of shares of Common Stock then subject to outstanding Stock Options granted under the Plan.

Upon the occurrence of each event requiring an adjustment of the Option Price or the number of shares of Common Stock purchasable pursuant to Stock Options granted pursuant to the terms of this Plan, the Company shall mail to each Participant its computation of such adjustment which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 13
RECAPITALIZATION. MERGER AND CONSOLIDATION

The existence of this Plan and Stock Options granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger or consolidation, any Stock Option granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of number of shares of Common Stock subject to the Stock Option would have been entitled.

In the event of any merger or consolidation pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of such outstanding Stock Options, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Stock Options to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. Notwithstanding the foregoing, however, all such Stock Options may be canceled by the Company as of the effective date of any such reorganization, merger, consolidation, or any dissolution or liquidation of the Company by giving notice to each holder thereof or his personal representative of its intention to do so and by permitting the purchase during the thirty (30) day period next preceding such effective date of all of the shares of Common Stock subject to such outstanding Stock Options.

Upon the occurrence of each event requiring an adjustment of the Option Price or the number of shares of Common Stock purchasable pursuant to Stock Options granted pursuant to the terms of this Plan, the Company shall mail to each Participant its computation of such adjustment which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 14
LIQUIDATION OR DISSOLUTION

In case the Company shall, at any time while any Stock Option under this Plan shall be in force and remain unexpired, (i) sell all or substantially all of its property, or (ii) dissolve, liquidate, or wind up its affairs, then each Participant may thereafter receive upon exercise hereof (in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive) the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Stock Option, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) then in such event the prices then in effect with respect to each Stock Option shall be reduced, on the payment date of such distribution, in proportion to the percentage reduction in the tangible book value of the shares of the Company's Common Stock (determined in accordance with generally accepted accounting principles) resulting by reason of such distribution.

ARTICLE 15
OPTIONS IN SUBSTITUTION FOR
STOCK OPTIONS GRANTED BY OTHER CORPORATIONS

Stock Options may be granted under the Plan from time to time in substitution for such options held by directors of a corporation who become or are about to become outside Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or the acquisition by the Company of stock of the employing corporation. The terms and conditions of the substitute options so granted may vary from the terms and conditions set forth in this Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the options in substitution for which they are granted.

ARTICLE 16
MISCELLANEOUS PROVISIONS

16.1 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the options granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

16.2 No Employment Relationship. The Participant is not an employee of the Company or any Subsidiary. Nothing herein shall be construed to create an employer-employee relationship between the Company and the Participant.

16.3 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

16.4 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted a Stock Option to purchase Common Stock of the Company or any other rights except as may be evidenced by a Stock Option Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

16.5 Compliance With Other Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Stock Option if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or other forum in which shares of

Common Stock are traded (including Section 16 of the Securities Exchange Act of 1934); and, as a condition of any sale or issuance of shares of Common Stock under a Stock Option, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Stock Options hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

16.6 Tax Requirements. The Company shall have the right to deduct from all amounts hereunder paid in cash or other form, any Federal, state, or local taxes required by law to be withheld with respect to such payments. The Participant receiving shares of Common Stock issued upon exercise of any Stock Option shall be required to pay the Company the amount of any taxes which the Company is required to withhold with respect to such shares of Common Stock. Such payments shall be required to be made prior to the delivery of any certificate representing such shares of Common Stock. Such payment may be made in cash or by check.

16.7 Non-Assignability. Without the prior written consent of the Committee, a Stock Option granted to a Participant may not be transferred or assigned other than by will or by the laws of descent and distribution or pursuant to the terms of a qualified domestic relations order as defined in Code Section 411(a)(13). If the Participant attempts to alienate, assign, pledge, hypothecate, or otherwise dispose of his Stock Option or any right thereunder, except as provided for in this Plan or the Stock Option Agreement, or in the event of any levy, attachment, execution, or similar process upon the right or interest conferred by this Plan or the Stock Option Agreement, the Committee may terminate the Participant's Stock Option by notice to him, and it shall thereupon become null and void.

16.8 Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to Stock Options granted under this Plan shall constitute general funds of the Company.

16.9 Legend. Each certificate representing shares of Common Stock issued to a Participant upon exercise of a Stock Option shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof and the applicable security laws (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):

On the face of the certificate:

> "Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate."

On the reverse:

> "The shares of stock evidenced by this certificate are subject to and transferrable only in accordance with that 2007 Director Non-qualified Stock Option Plan of Tandy Leather Factory, Inc., dated as of March 22, 2007, as amended from time to time, a copy of which is on file at the principal office of the Company in Fort Worth, Texas. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledge hereof agrees to be bound by all of the provisions of said Plan."

Insert the following legend on the certificate if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

> "Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company."

A copy of this Plan shall be kept on file in the principal office of the Company in Fort Worth, Texas.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of March 22, 2007, by its Chief Financial Officer and Treasurer and Secretary pursuant to prior action taken by the Board.

TANDY LEATHER FACTORY, INC.

By: /s/ Shannon L. Greene
Shannon L. Greene
Chief Financial Officer & Treasurer

Attest:

/s/ William M. Warren
William M. Warren
Secretary

[THIS PAGE LEFT BLANK INTENTIONALLY]

EXHIBIT B

STOCK OPTION AGREEMENT
2007 DIRECTOR NON-QUALIFIED STOCK OPTION PLAN
OF TANDY LEATHER FACTORY. INC.

1. Grant of Option. Pursuant to the 2007 Director Non-qualified Stock Option Plan of Tandy Leather Factory, Inc. (the "Plan") for directors of Tandy Leather Factory, Inc., a Delaware corporation (the "Company") and its Subsidiaries, the Company grants to

____
(Name of Participant)

an option to purchase from the Company a total of _____ full shares ("Optioned Shares") of Common Stock ("Common Stock") of the Company at $______ per share (being the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is __________, 20_.

2. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, but the terms of the Plan shall not be considered an enlargement of any benefits under this Agreement. The capitalized terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Participant in writing.

3. Time of Exercise. Except as specifically provided in this Agreement and subject to certain restrictions and conditions set forth in the Plan, this Stock Option is exercisable in whole or in part at any time during its term.

4. Term; Forfeiture. Subject to Articles 7 and 8 of the Plan, this Stock Option, and all unexercised Optioned Shares granted to the Participant hereunder, will terminate and be forfeited at the first of the following to occur:

(a) 5 p.m. on the tenth anniversary of the date of grant;

(b) 5 p.m. on the date which is twelve (12) months following the Participant's Termination of Service as a Director due to death or Total and Permanent Disability;

(c) 5 p.m. on the date which is three (3) months following the Participant's Termination of Service as a Director due to retirement, except as provided in Section 8.2 of the Plan; or

(d) 5 p.m. on the 30th day after the day of any other Termination of Service as a Director, except as provided in Section 8.3 of the Plan.

5. Who May Exercise. Subject to the terms and conditions set forth in Sections 3 and 4 above, during the lifetime of the Participant, this Stock Option may be exercised only by the Participant, or by the Participant's guardian. If the Participant's Service as a Director terminates as a result of death or Total and Permanent Disability prior to the termination date specified in Section 4(a) hereof and the Participant has not exercised this Stock Option in full as of the date of death or Total and Permanent Disability, the following persons may exercise this Stock Option on behalf of the Participant at any time prior to the earlier of the dates specified in Sections 4(a) or (b) hereof: (i) if the Participant is disabled, the guardian of the Participant; or (ii) if the Participant dies, the personal representative of his estate, or the person who acquired the right to exercise this Stock Option by bequest or inheritance or by reason of the death of the Participant; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules, and regulations.

6. Restrictions. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised by the delivery of written notice to the Committee setting forth the number of shares with respect to which the Stock Option is to be exercised and the date of exercise thereof (the "Exercise Date") which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the shares to be purchased, payable as follows: (a) cash, certified check, bank draft, or money order payable to the order of the Company, and/or (b) any other form of payment which is acceptable to the Committee.

Upon payment of all amounts due from the Participant, the Company shall cause certificates for the Optioned Shares then being purchased to be delivered to the Participant (or the person exercising the Participant's Stock Option in the event of his death) at its principal business office within ten (10) business days after the Exercise Date. The obligation of the Company to deliver shares shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Optioned Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

If the Participant fails to pay for any of the Optioned Shares specified in such notice or fails to accept delivery thereof, the Participant's right to purchase such Optioned Shares may be terminated by the Company.

8. Non-Assignability. Except as provided under the Plan, this Stock Option is not assignable or transferable by the Participant except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411 (a) (13) of the Code or Section 206(d) (3) of the Employee Retirement Income Act

of 1974, as amended).

9. Rights as Stockholder. The Participant will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Participant for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

10. Adjustment of Number of Shares and Related Matters. The number of shares of Common Stock covered by this Stock Option, and the Option Price thereof, shall be subject to adjustment in accordance with Article 12 of the Plan.

11. Participant's Representations. Notwithstanding any of the provisions hereof, the Participant hereby agrees that he will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Participant hereunder, if the exercise thereof or the issuance of such shares shall constitute a violation by the Participant or the Company of any provision of any law or regulation of any governmental authority. Any determination in this connection by the Board shall be final, binding, and conclusive. The obligations of the Company and the rights of the Participant are subject to all applicable laws, rules, and regulations. Participant further represents that Participant will not exercise any Stock Option granted to Participant under this Agreement during the six (6) months following the Date of Grant.

12. Investment Representation. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Participant represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Participant for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or state securities laws. Unless the Common Stock is issued to him in a transaction registered under the applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

13. Participant's Acknowledgments. The Participant acknowledges receipt of a copy of the Plan, which is annexed hereto, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all the terms and provisions thereof. The Participant hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Board, as that term is defined in the Plan, upon any questions arising under the Plan or this Agreement.

14. Law Governing. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the state of Texas (excluding any conflicts of law rule or principle of Texas law that might refer the governance, construction, or interpretation of this agreement to the laws of another state).

15. No Employment Relationship. The Participant is not an employee of the Company or any of its subsidiaries. Nothing herein shall be construed to create an employer-employee relationship between the Company and the Participant.

16. Legal Construction. In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal, or unenforceable term, provision, or agreement shall not affect any other term, provision, or agreement that is contained in this Agreement and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

17. Covenants and Agreements as Independent Agreements. Each of the covenants and agreements that is set forth in this Agreement shall be construed as a covenant and agreement independent of any other provision of this Agreement. The existence of any claim or cause of action of the Participant against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and agreements that are set forth in this Agreement.

18. Entire Agreement. This Agreement together with the Plan supersede any and all other prior understandings and agreements, either oral or in writing, between the parties with respect to the subject matter hereof and constitute the sole and only agreements between the parties with respect to the said subject matter. All prior negotiations and agreements between the parties with respect to the subject matter hereof are merged into this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party or by anyone acting on behalf of any party, which are not embodied in this Agreement or the Plan and that any agreement, statement or promise that is not contained in this Agreement or the Plan shall not be valid or binding or of any force or effect.

19. Parties Bound. The terms, provisions, representations, warranties, covenants, and agreements that are contained in this Agreement shall apply to, be binding upon, and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, and permitted successors and assigns.

20. Modification. No change or modification of this Agreement shall be valid or binding upon the parties unless the change or modification is in writing and signed by the parties. Notwithstanding the preceding sentence, the Company may amend the Plan or revoke this Stock Option to the extent permitted in the Plan.

21. Headings. The headings that are used in this Agreement are used for reference and convenience purposes only and do not constitute substantive matters to be considered in construing the terms and provisions of this Agreement.

22. Gender and Number. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

23. Notice. Any notice required or permitted to be delivered hereunder shall be deemed to be delivered only when actually received by the Company or by the Participant, as the case

may be, at the addresses set forth below, or at such other addresses as they have theretofore specified by written notice delivered in accordance herewith:

(A) Notice to the Company shall be addressed and delivered as

TANDY LEATHER FACTORY, INC.
3847 EAST LOOP 820 SOUTH
FORT WORTH, TEXAS 76119
ATTENTION: SHANNON GREENE
CHIEF FINANCIAL OFFICER

(B) Notice to the Participant shall be addressed and delivered as follows:

____
____
____
____

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer, and the Participant, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement, as of the date specified in Section 1 hereof.

TANDY LEATHER FACTORY, INC.

BY: ____________________________
TITLE: __________________________

Participant:

____

TANDY LEATHER FACTORY, INC.
3847 EAST LOOP
820 SOUTH
FORT WORTH, TX 76119

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Tandy Leather Factory, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Tandy Leather Factory, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: TANDY1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

TANDY LEATHER FACTORY, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR:

	For All	Withhold All	For All Except
1. Election of seven directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

NOMINEES:

01) Shannon L. Greene
02) T. Field Lange
03) Joseph R. Mannes
04) L. Edward Martin III
05) Michael A. Nery
06) Ronald C. Morgan
07) Wray Thompson

Vote On Proposal

	For	Against	Abstain
2. Proposal to ratify the 2007 Director Non-Qualified Stock Option Plan of Tandy Leather Factory, Inc.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name appears on this Proxy.
Date and promptly return this Proxy in the enclosed envelope.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

PROXY CARD

TANDY LEATHER FACTORY, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING ON MAY 22, 2007

The undersigned hereby appoint(s) Robin L. Morgan and William M. Warren, and each of them, proxies or proxy of the undersigned with full power of substitution and revocation, to act and vote all of the undersigned's shares of Tandy Leather Factory, Inc. common stock, with all the powers that the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Tandy Leather Factory, Inc. at Fort Worth, Texas on May 22, 2007, or any resumption of the Annual Meeting after any adjournment thereof, as indicated on this proxy, and in their discretion on any other matters which may properly come before the meeting. If no directions are given, this proxy will be voted "FOR" Items 1 and 2.

TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMMENDATIONS, JUST SIGN ON THE REVERSE SIDE - NO BOXES NEED TO BE CHECKED.

Address Changes/Comments: ____________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE



END